Exhibit 99.1

National Grid	2022/23 Half Year Results Statement

London | 10 November 2022: National Grid, a leading energy transmission and distribution company, today announces its Half-Year results.

Report for the period ended
30 September 2022
John Pettigrew
Chief Executive
“The results we’ve announced today reflect the strength and resilience of our business, delivering for all our stakeholders in challenging economic conditions. As we complete our strategic pivot, our investment in clean energy infrastructure has continued at pace, with a record £3.9 billion in the half year. This investment will continue into the future, and today, given changes to the macro-economic outlook, we are updating our five year financial framework that we set out 18 months ago. Between 2022 and 2026, we now expect to invest up to £40 billion in critical infrastructure, of which £29 billion will be directly in the decarbonisation of energy networks.

Against this backdrop, we are focused on playing our part to mitigate the affordability challenges of our customers. We have achieved £225 million of operating cost efficiency savings to date, and this is enabling us to mitigate some inflationary pressures on both the business and our customers. We have also announced funding to help our most vulnerable customers and communities through this winter and next.

However, ensuring security of supply and affordability, while delivering net zero goals, can only be achieved with clear and stable regulatory frameworks that incentivise the timely delivery of the investment required. We remain committed to working with governments and regulators to achieve this as we focus on delivering a clean, fair and affordable future for all.”

Financial Summary Six months ended 30 September: continuing operations[1]
	Statutory results			Underlying[2]
Unaudited	2022	2021	% change	2022	2021	% change
Operating profit (£m)	2,239	1,492	50%	2,117	1,407	50%
Profit before tax (£m)	1,572	1,083	45%	1,455	990	47%
Earnings per share (p)	30.8	10.5	193%	32.4	22.8	42%
Dividend per share (p)	17.84	17.21	4%	17.84	17.21	4%
Capital investment (£m)	3,883	2,840	37%	3,883	2,840	37%
1.Excluding UK Gas Transmission which is held as a discontinued operation.
2.‘Underlying’ represents statutory results from continuing operations, but excluding exceptional items, remeasurements and timing. Further detail and definitions for all alternative performance measures are provided on page 57.
Highlights
Robust financial delivery
■Underlying operating profit up 50% at actual exchange rates to £2.1 billion (44% at constant currency). Of the 50% increase, 38% came from a full six months underlying operating profit from UK Electricity Distribution and higher property sales to Berkeley Group; and the remaining 12% came from other key drivers, including a first half contribution from North Sea Link and IFA1 insurance receipts, a stronger USD, partly offset by the sale of Narragansett Electric Company (NECO, Rhode Island) and the impact of NG Partners (NGP) fair value movements.
■Underlying EPS for continuing operations of 32.4p, up from 22.8p in the prior period. This was driven by the above factors but also includes the impact of higher interest costs principally from inflation on index-linked debt and additional interest costs following the UK Electricity Distribution acquisition.
■Statutory operating profit up 50% to £2.2 billion, driven principally by the gain on the sale of NECO this year and lower remeasurement gains and adverse timing movements compared to the prior year.
■Statutory EPS of 30.8p, up from 10.5p on the prior period, driven principally by the gain on the sale of NECO this year, and no repeat of the exceptional deferred tax charge (UK rate change) from half year 2021/22.
■Interim dividend 17.84p/share in line with policy (17.21p/share in the prior period).

National Grid	2022/23 Half Year Results Statement
Highlights continued
Significant capital investment in energy infrastructure
■Record capital investment of £3.9 billion for continuing operations (including £214 million of non-cash lease additions in the US), up 37% on prior year at actual exchange rates (26% at constant currency). The increase was principally driven by an additional 2.5 months of UK Electricity Distribution ownership; higher investment across both New York and New England, including the start of our upstate New York transmission project Smart Path Connect; and higher investment for our Sellindge (IFA1) converter station rebuild, our Viking interconnector, and our Isle of Grain expansion project.
Nearing the completion of our strategic pivot
■Sale of NECO to PPL completed in May.
■Sale of a 60% stake in UK Gas Transmission & Metering on track to complete by the end of this calendar year.
Crystallised value in non-core assets
■Announced the sale of our 26.25% non-operated stake in the Millennium gas pipeline, New York, for cash proceeds of $552 million (transaction completed in early October 2022).
Helping our communities and customers during the global energy crisis
■Announced winter funding support for communities and customers in October 2022, with $17 million committed in the US and £50 million in the UK for individuals and families who require most help.
■Provided £250 million of working capital support for BSUoS charges through the Electricity System Operator (ESO).
Good regulatory progress
■Responded to Ofgem’s draft determinations for the RIIO-ED2 price control.
■ESO submitted its updated RIIO-2 Business Plan covering the regulatory period from April 2023 to March 2025.
■Responded to Ofgem’s ‘Accelerating onshore electricity investment’ consultation, providing our views on how to meet the government’s 50 GW offshore wind target.
■Received approval for $600 million of Phase 1 transmission investment projects, in support of New York’s Climate Leadership and Community Protection Act (CLCPA).
■Received $301 million approval in October from the Massachusetts regulator for our electric Grid Modernization Plan (GMP).
Further progress on our Group efficiency programme
■Delivered a further £85 million of Group efficiency savings during the half year. This is in addition to the £140 million cumulative savings reported at our full-year results in May.
Delivering on our responsible business commitments
■Published our second Responsible Business Report, demonstrating the progress we have made across our five pillars and the journey to net zero.
■Progressed our Clean Energy Vision for our US networks through continued engagement with our regulators and elected officials on our legislative and policy agenda.

Revised Financial Outlook and Guidance
■We have today upgraded our EPS guidance for 2022/23. We now see underlying EPS growth from 2021/22 to 2022/23 in the middle of our new 6-8% CAGR range, assuming an average exchange rate of £1:$1.20, and after taking into account our recently announced winter funding support.
■Given the macroeconomic moves we have seen over the past six months (including changes in foreign exchange rates, inflation and interest rates), coupled with confirmed further investment to deliver the energy transition, we have also updated our Financial outlook over the five-year period to 2025/26. We now expect:
■total cumulative capital investment of up to £40 billion (up from our prior guidance of £30-£35 billion);
■asset growth CAGR of 8-10% (up from 6-8%) backed by our strong balance sheet;
■driving underlying EPS CAGR of 6-8% (up from 5-7%); and
■credit metrics to remain within current rating thresholds, and Net Debt/RAV to be around 70% once all three transactions are complete.
■This five-year financial framework includes the UK Electricity Distribution business, and takes account of the sale of NECO in May 2022 and the planned sale of a majority stake in UK Gas Transmission & Metering by the end of this calendar year.

National Grid	2022/23 Half Year Results Statement
Operational Key Performance Indicators1

As at and for the six months ended 30 September
(£ million, at actual exchange rates)	2022	2021	change %
Statutory operating profit:
UK Electricity Transmission	493	541	(9%)
UK Electricity Distribution	522	281	86%
UK Electricity System Operator (ESO)	146	50	192%
New England	720	252	186%
New York	(26)	321	(108%)
NGV and Other	384	47	717%
Total statutory operating profit (continuing)	2,239	1,492	50%

Underlying operating profit:
UK Electricity Transmission	564	552	2%
UK Electricity Distribution	579	257	125%
UK Electricity System Operator (ESO)	52	49	6%
New England	316	247	28%
New York	202	141	43%
NGV and Other	404	161	151%
Total underlying operating profit (continuing)	2,117	1,407	50%

Capital investment:
UK Electricity Transmission	629	587	7%
UK Electricity Distribution	584	315	85%
UK Electricity System Operator (ESO)	42	65	(35%)
New England	862	700	23%
New York	1,242	851	46%
NGV and Other	524	322	63%
Total capital investment (continuing)	3,883	2,840	37%
1.‘Underlying’ represents statutory results from continuing operations, but excluding exceptional items, remeasurements and timing. Further detail and definitions for all alternative performance measures are provided on page 57.

National Grid	2022/23 Half Year Results Statement

Contacts
Investor Relations
Nick Ashworth		+44 (0) 7814 355 590
Angela Broad		+44 (0) 7825 351 918
Jon Clay		+44 (0) 7899 928 247
James Flanagan		+44 (0) 7970 778 952
Caroline Dawson		+44 (0) 7789 273 241
Alexandra Bateman		+44 (0) 7970 479 571
Media
Molly Neal		+44 (0) 7583 102 727
Danielle Dominey-Kent		+44 (0) 7977 054 575
Brunswick
Dan Roberts		+44 (0) 7980 959 590
Peter Hesse		+44 (0) 7834 502 412
Results presentation webcast
An audio webcast and live Q&A with management will be held at 09:45 (GMT) today. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre.
A replay of the webcast will be available soon after the event at the same link.

Dial-in number(s) to join Q&A	UK-wide: UK toll free:	+44 (0) 33 0551 0200 0808 109 0700
Password	Quote “National Grid” when prompted by the operator

Use of Alternative Performance Measures (APMs)
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 57 to 60.

Inside Information
This announcement contains inside information for the purposes of Article 7 of the UK Market Abuse Regulation. The person responsible for arranging the release of this announcement on behalf of National Grid is Justine Campbell, Group General Counsel & Company Secretary.

National Grid	2022/23 Half Year Results Statement
STRATEGIC OVERVIEW
A robust performance against a challenging economic backdrop
National Grid has reported a robust financial performance for the first six months of the year, underpinned by good operational progress in both the UK and US.
Group safety performance
We have continued to focus on safety with a Group Lost Time Injury Frequency Rate (LTIFR)1 of 0.12, an improvement on year end but slightly above our industry leading Group target of 0.1. However, in May, one of our US employees tragically lost his life whilst carrying out maintenance work at a site in Massachusetts. We immediately conducted a thorough incident investigation led by our Group Chief Engineer and Group Director of Safety, which resulted in actions that have been fed into our safety strategy and have been implemented across the Group.
Half-year operating financial performance
Our statutory operating profit is presented on page 3 which includes the impact of exceptional items, remeasurements and timing, and a reconciliation to our APMs is presented on page 58. Underlying operating profit increased by 50% at actual exchange rates (and by 44% at constant currency) versus the prior period, to £2,117 million. Of the 50% increase at actual exchanges rates, 38% came from a full six months underlying operating profit from UK Electricity Distribution and higher property sales to Berkeley Group; and the remaining 12% came from other key drivers, including a first half contribution from North Sea Link and IFA1 insurance receipts, a stronger USD, partly offset by the sale of NECO and the impact of NG Partners (NGP) fair value movements.

Underlying operating profit – continuing operations Six months ended 30 September*	At actual exchange rates			At constant currency
(£ million)	2022	2021	% change	2021	% change
UK Electricity Transmission	564	552	2%	552	2%
UK Electricity Distribution	579	257	125%	257	125%
UK Electricity System Operator (ESO)	52	49	6%	49	6%
New England	316	247	28%	284	11%
New York	202	141	43%	162	25%
NGV and other activities	404	161	151%	166	143%
Total underlying operating profit	2,117	1,407	50%	1,470	44%
* ‘Underlying results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 57 to 60.

Capital investment (continuing operations) increased by £1,043 million at actual exchange rates (£791 million at constant currency) to £3,883 million during the half year. This was driven principally by an additional 2.5 months of UK Electricity Distribution ownership; higher investment across both New York and New England, including the start of our upstate New York transmission project Smart Path Connect; and higher investment for our Sellindge (IFA1) converter station rebuild, our Viking interconnector, and our Isle of Grain expansion project. Capital investment for the period includes £214 million of non-cash lease additions in the US.
Delivering on our strategy – nearing the completion of our strategic pivot
National Grid has delivered excellent progress on our strategy over the half year as we move towards the completion of our strategic pivot.

On 25 May, we announced the completion of the sale of NECO to PPL Rhode Island Holdings LLC, receiving proceeds of £3.1 billion. The sale formed part of the strategic portfolio repositioning announced in March 2021 alongside the acquisition of UK Electricity Distribution and the sale of a majority stake in UK Gas Transmission & Metering.

We remain on course to complete the sale of the 60% stake in UK Gas Transmission & Metering to Macquarie Asset Management and British Columbia Investment Management Corporation by the end of this calendar year. In September, the Competition and Markets Authority (CMA) began its review of the transaction which forms part
1 Employee and contractor lost time injury frequency rate per 100,000 hours worked.

National Grid	2022/23 Half Year Results Statement
of the approval process needed for the sale to complete. The consortium also has an option to acquire the remaining 40%, on broadly similar terms to those agreed for the majority stake, which can be exercised in the first half of 2023.
Other asset sales during the half year
Although not part of the strategic pivot, in September we announced the sale of our 26.25% Membership Interest in the Millennium Pipeline Company (MPC) to existing partner DT Midstream (DTM) for a cash purchase price of $552 million. MPC is a FERC2 regulated gas transmission pipeline in New York State in which we acquired our interest following the acquisition of KeySpan (Downstate New York) in 2007. Our stake was a non-operational, minority interest, and supply to customers will be unaffected as National Grid will remain a shipper through the pipeline for the foreseeable future. The transaction, which closed in October, has allowed us to crystallise value from a non-core asset.
Helping our communities during the energy crisis
Our focus is on delivering the energy transition in the UK and the US to accelerate progress towards a more affordable, clean energy future. But we recognise we are doing this against a tough economic backdrop for our customers and communities, particularly as we look ahead to this winter. We have therefore recently announced funding to help our most vulnerable customers and communities who are faced with increased energy prices.

In October 2022, the Company committed $17 million in funding to be distributed through its non-profit partners and the National Grid Foundation that help customers in need across Massachusetts and New York. This funding is in addition to the Company’s Winter Customer Savings Initiative to help customers reduce their energy use, better manage their bills, and secure available energy assistance.

Also in October, we launched a £50 million support fund in the UK to help alleviate financial distress caused by rising energy costs. Over the next two winters, the fund will make significant donations to organisations working on the front line of the energy crisis. It is targeted at charities who provide financial relief to households to help them with energy costs immediately; charities who fund energy efficiency measures to lower bills over the long-term; and charities providing advisory services for households who need help with energy bills, payments and debt. For example, money from the fund will be used by beneficiary organisations to increase the number of support staff working on crisis phone lines, provide fuel vouchers and insulate homes at no cost to families. In addition, National Grid Electricity Distribution3 launched a £2.5 million fund in October 2022 which is open to grant applications from organisations working to help people in fuel poverty across the Midlands, the South West and Wales.

As we announced in May, Ofgem approved National Grid’s request to make early repayments to consumers of £200 million over the next two years as part of the regulatory regime for electricity interconnectors. We have agreed with the regulator to begin this return from April 2023.
Regulatory and Winter Outlook
United Kingdom
Affordability and energy security remain key political objectives across the UK and Europe, particularly given increased gas demand, sharply rising commodity prices following the Russian invasion of Ukraine, and challenging economic conditions.

Against this backdrop, Ofgem published its draft determinations in June for the RIIO-ED2 price control which will cover UK Electricity Distribution for the period from April 2023 to March 2028. The draft determinations are part of the process towards agreeing a regulatory framework that will enable the delivery of critical investment required to maintain the UK’s progress to net zero, and follows the submission of our final business plan in December 2021.

We are now working with the regulator on four key areas:
•firstly, Ofgem has proposed a 19% reduction to our RIIO-ED2 totex. We are providing further engineering justification papers, and expect this gap to narrow;
•secondly, we have seen the benefits to customers that a successful incentives package can bring in RIIO-ED1, with our sector leading performance around customer security and availability of supply, and are working with Ofgem to include meaningful incentives in the final package;
2 Federal Energy Regulatory Commission.
3 Rebranded from Western Power Distribution (WPD) in September 2022.

National Grid	2022/23 Half Year Results Statement
•thirdly, the draft determination included 34 uncertainty mechanisms, which we believe should be streamlined to reduce complexity and allow for efficient investment; and
•lastly, given the recent macro-economic moves, we are also engaging closely with Ofgem on the right financing package, in particular a fair allowed cost of capital, both debt and equity, that reflects the changing returns expectations in the markets, to incentivise the accelerated investment needed. We expect Ofgem to publish final determinations in December.

In August, we responded to Ofgem’s ‘Accelerating onshore electricity investment’ consultation, providing our views on how to meet the government’s 50 GW offshore wind target by 2030. Our response outlined how the government’s 2030 ambition would benefit consumers, but also recognised the challenges that need to be addressed. In particular, we highlighted that over five times the amount of new electricity transmission infrastructure will need to be delivered in the next seven years than has been built in the past 30 years. Meeting this scale of challenge would require a reformed planning regime that includes how best to reduce the impact on local communities; a regulatory framework that incentivises the right behaviours to encourage timely delivery with an appropriate risk/reward balance; and comfort that the regulatory financing framework will be appropriate through the RIIO-T3 period.
Overall, the scale of the challenge will require us to fundamentally change the delivery model for this infrastructure, moving from a traditional project-by-project approach to a portfolio or programme approach with much earlier supply chain involvement. This is why we have called for National Grid to deliver 19 of the major transmission projects identified by the Holistic Network Design (HND) in order to maximise speed and efficiency, thus enabling us to deliver consumer benefits. We are working with government and Ofgem, as the regulator aims to make its final decision on this by the end of the calendar year.

In October, the Electricity System Operator (ESO) and Gas System Operator (GSO) published the power and gas Winter Outlooks for the upcoming winter in Great Britain.

The ESO’s Winter Outlook Base Case shows de-rated margins of 3.7 GW or 6.3%, similar to recent winters and within the required Reliability Standards. Russia’s invasion of Ukraine has meant that, overall, this is likely to be a challenging winter for energy supply throughout Europe. The ESO also modelled a scenario whereby the energy crisis in Europe results in electricity not being available to import into Great Britain. This could be due to a shortage of gas in Europe which in turn limits power generation. In preparation for winter, the ESO has developed additional tools to manage the risk which include: (a) securing contracts to keep approximately 2 GW of coal generation capacity open and on standby through this winter; and (b) creating a new Demand Flexibility Service with market funded incentives for cutting consumption at key times to reduce overall demand across the system. These new measures, alongside the robust set of tools already deployed by the ESO, will contribute to maintaining adequate margins and mitigate impacts to customers. In the unlikely event that electricity supply margins were further eroded, supply interruptions to customers could occur for short periods although all strategies, including the new measures, would be deployed to minimise the disruption.

The Gas Winter Outlook includes three potential winter scenarios and outlines gas reserve margins. The scenarios illustrate the extent to which Great Britain is dependent on flexible sources of imported gas supplies throughout winter, particularly Liquefied Natural Gas (LNG). The Outlook concludes that gas infrastructure in Great Britain has sufficient capability to meet peak (1 in 20) demand this winter, but underlines the importance of imported gas throughout to meet demand (a potential shortfall in European gas supplies could impact the ability for the UK to import gas should it be required). The GSO has the physical, commercial and market based tools to manage a supply and demand imbalance, including those related to a Gas Supply Emergency, should it be necessary.

Finally, we have continued to advance our plans to ensure an orderly transition of the ESO to a new Future System Operator (FSO) by or in 2024. The FSO will be an impartial body with responsibilities across both the electricity and gas systems. We are seeking clarity on the recovery of costs of the separation of the ESO as well as the structure of the FSO.
United States
In July, we received approval to proceed on Phase 1 transmission investment projects, in support of New York’s Climate Leadership and Community Protection Act (CLCPA). In 2020, the New York Public Service Commission (PSC) ordered all utilities to file proposals for distribution and transmission infrastructure projects required to meet CLCPA objectives. Utilities, including National Grid, grouped these projects into two categories, Phase 1 and Phase 2, based on project readiness and availability of supporting regulatory frameworks. Approval for Phase 1 represents around $600 million of investment before 2030 and includes projects such as 129 miles of circuit

National Grid	2022/23 Half Year Results Statement
rebuild to support 330 MW of incremental renewable generation capacity. We anticipate a response on CLCPA Phase 2 projects before the end of 2022/23.

On 7 October 2022, the Massachusetts Department of Public Utilities (DPU) announced that it had approved $301 million for our electric Grid Modernization Plan (GMP) that we filed in July 2021. The funding is for Track 1 (existing technologies) and includes ‘grid-facing’ investments such as Volt-Var optimisation, which helps to reduce losses and minimise demand across the distribution network. We continue to await approval for Track 2 (new technologies) which includes customer facing investments, such as Advanced Metering Infrastructure (AMI), for which we filed for almost $400 million last summer. We anticipate an outcome by the end of calendar year 2022.
Further progress on Group efficiency savings
As part of our Group efficiency savings programmes we have achieved a further £85 million of savings during the half year4. This is in addition to the £140 million of savings reported at our full-year results in May.

Of the £85 million savings achieved in the half year, £69 million have been in New York and New England. This has principally been through property rationalisation across our US businesses; increased gas and electric workplace optimisation, such as the roll out of our Gas Business Enablement (GBE) programme; and the roll out of new customer initiatives, including lower cost service providers supporting our front office teams, and increased use of e-billing and self-service options for customers.

We have also driven efficiency in the US through our continuous improvement programme. This has allowed us to identify ways to reduce the workloads of our network maintenance teams, whilst maximising productivity and maintaining safety. For example, we have maximised resource capacity through combining training for teams, and running two person rather than three person crews where it is safe to do so. In addition, we have improved productivity through combining projects where appropriate and making them more efficient to deliver.

We remain on track to deliver the £400 million three-year savings target (that we announced in November 2021) by the end of 2023/24.
Our responsible business – progress on our commitments
At National Grid, our vision and purpose is to be at the heart of a clean, fair and affordable energy future. We have continued to work with the UK Government this year as a COP26 Principal Partner, and with COP27 focused on being the ‘Implementation COP’, it is crucial we move from ambition and commitments to action.

Around £29 billion of our up to £40 billion investment programme (over our 5 year framework) will be invested in the decarbonisation of energy networks aligned to the EU Taxonomy. This includes most of our electricity investment across transmission and distribution, including the connection of renewable energy and other sources of decarbonised power generation. It also covers investment in methane emissions reduction across our gas networks, such as our leak prone pipe replacement programme. Together, this makes us one of the FTSE’s biggest investors in the delivery of net zero.

During 2021/22, our key highlights included:
•advocating for action to mitigate climate change on a global platform through our role as a Principal Partner at COP26;
•launching our US northeast Clean Energy Vision, which aims to deliver a more affordable energy future through a hybrid of electric and clean gas infrastructure;
•a commitment for the early return of £200 million from our interconnector business, helping to reduce customer bills;
•record levels of capital investment in critical infrastructure; and
•new community investments in both the UK and across our US jurisdictions.

The 2021/22 Responsible Business Report released in June set out the key achievements we have made against each of the pillar-level targets we published in our Responsible Business Charter. These included:
•a 65% reduction in scope 1 and 2 greenhouse gas emissions since our 1990 baseline;
•2,500 MW of renewables connected to our UK and US transmission and distribution networks;
•38.6% workforce diversity, up from 37.9% in the prior year, and 49.5% senior leadership diversity, up from 44.6% in the prior year;
•no material gender pay gap in the UK, and improvement in the reported gender pay gap in the US; and
•a 30% increase in logged colleague volunteering hours.

4 Excluding UK Gas Transmission & Metering, NECO, and the Electricity System Operator (ESO).

National Grid	2022/23 Half Year Results Statement
We published our Climate Transition Plan alongside our 2021/22 Responsible Business Report, and it received shareholder support at our AGM in July. The plan sets out the detail and milestones for reaching the Group’s greenhouse gas reduction targets, with an overall pathway to net zero, and as close to ‘real zero’ as possible, by 2050.

Our continued efforts in supporting the energy transition, combined with the direct actions we can take to reduce our emissions, keep us on track to meet the 2030 targets in our Climate Transition Plan. Our short-term emissions performance is to a large degree dependent on market factors, such as energy supply and demand patterns. However, we continue to focus on our decarbonisation initiatives such as the ongoing programme to replace leak-prone methane gas pipes, energy efficiency and consumption improvements and light duty vehicle fleet electrification.

The safety and wellbeing of the 30,000 people we employ across the UK and US is a top priority for National Grid, underpinning everything we do. Our vision is to build and develop an inclusive culture and a diverse workforce that is fully representative of the communities we serve, and for everyone to be treated fairly and without discrimination. We believe that the initiatives we have implemented have kept us on track to meet our People & Culture targets, with our workforce diversity improving to 39.5% at half year compared to 38.6% in 2021/22. During the half year, National Grid has been recognised five times as a top employer globally and regionally across gender equity measures. In addition, six of our leaders have received recognition as top leaders or colleagues who drive Diversity, Equity and Inclusion in the workplace overall and specifically LGBTQ+ inclusion in the workplace.

Ensuring pay equity is another priority for the Group. We continue to meet the Real Living Wage target while participating in the Living Wage Hours accreditation in the UK, and we are at an advanced stage of securing first year accreditation of Living Wage in the US.

Finally, the proposal to increase the proportion of incentives and executive remuneration linked to ESG and progress against climate-related targets was approved at our AGM in July. This move further embeds environmental and social sustainability in our purpose, values and decision-making.
Board changes
Iain Mackay was appointed as a Non-executive Director of the Board effective 11 July 2022, joining the Remuneration and Audit & Risk Committees on appointment.

Jonathan Dawson and Amanda Mesler retired from the Board on 11 July 2022.

National Grid	2022/23 Half Year Results Statement
FIVE-YEAR OUTLOOK
Our five-year financial framework includes the UK Electricity Distribution business from the date of acquisition and takes account of the sale of NECO (Rhode Island) in May 2022. It also assumes that we complete the sale of a majority stake in UK Gas Transmission & Metering by the end of this calendar year.
Capital investment and Group asset growth
Given the macroeconomic moves we have seen over the past six months, coupled with confirmed further investment, we now expect to invest up to £40 billion across our energy networks and adjacent businesses in the UK and US, over the five-year period to 2025/26. This is largely driven by changes in foreign currency and inflation expectations, as well as some acceleration of investment required for the energy transition. Of this investment, around £29 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting.

In the UK, we now expect around £9 billion of investment in Electricity Transmission over the five years to 2025/26 for asset health, anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. We expect our Electricity Distribution network to invest around £6 billion over the five years to 2025/26 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US business, we expect investment of around £21 billion over the five years to 2025/26 (split £12 billion in New York and £9 billion in New England). Over half of this will be safety related projects in our gas networks with the remainder in our electric networks such as for storm hardening, other net zero investments as well as further electric transmission investment.

We expect NGV to invest around £3-4 billion over the five years to 2025/26 in completing the current interconnector programme, the Isle of Grain LNG capacity expansion project, and continued US renewable generation.

We now expect the sum of these investments (together with our transactions and the broad economic protection our businesses have against rising macroeconomic variables such as inflation) to drive group asset growth of 8-10% CAGR through to 2025/26.
Group gearing
We expect regulatory gearing to be around 70% once all three of the transactions are completed. We remain committed to a strong, overall investment grade credit rating. Combined with the benefit of our existing hybrid debt, we expect gearing levels, and the other standard metrics we monitor, to sit within our current BBB+/Baa1 corporate rating band.
Group underlying earnings growth and dividend growth
From 2020/21 through to 2025/26, we now expect our CAGR in underlying earnings per share to be in the 6-8% range from the baseline 54.2 pence per share5 (this includes our long run average scrip uptake of 25% per annum). This will underpin our sustainable, progressive dividend policy into the future.

5 Full-year underlying EPS (2020/21) as reported on 20 May 2021.

National Grid	2022/23 Half Year Results Statement
2022/23 FORWARD GUIDANCE
This forward guidance is based on our continuing businesses, as defined by IFRS excluding UK Gas Transmission & Metering that is held as a discontinued operation. This includes the assumption of a disposal of a 60% stake in UK Gas Transmission & Metering by the end of this calendar year (treated as a discontinued operation). From the assumed date of disposal of the 60% stake, the share of post-tax income from our 40% minority retained stake is included within continuing operations for 2022/23.

Overall, we now expect underlying earnings growth for 2022/23 in the middle of our revised 6-8% CAGR growth range (assuming £1:$1.20), and after taking into account our recently announced winter funding support (please refer to page 6 for further details). As well as the move in exchange rates, we are also seeing an improvement from higher capitalised interest and some upside in National Grid Ventures profitability.

The outlook and forward guidance contained in this statement should be viewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items.
UK Electricity Transmission
Net revenue (excluding timing) is expected to decrease by around £100 million compared to 2021/22 as a result of the agreement to return to consumers payments related to Western Link construction delays and the impact on revenues of the UK capital allowance super-deductions announced in March 2021, partially offset by higher revenues driven by indexation and lower other costs. Depreciation is expected to reduce slightly due to asset write-offs in the prior year.

We expect to deliver up to 100 basis points of outperformance in the second year of RIIO-T2 in Operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control.
UK Electricity Distribution
The full-year impact on operating profit (excluding timing) of the acquisition of WPD6 (acquired on 14 June 2021) is around £230 million. Net revenue (excluding timing) is expected to be around £70 million higher mainly due to higher revenues driven by indexation, partially offset by slightly higher depreciation due to asset growth and commissioning.

Operational Return on Equity is expected to outperform the allowed regulatory return by over 250 basis points in line with recent years. 2022/23 is the final year of the RIIO-ED1 price control.
UK Electricity System Operator (ESO)
Net revenue (excluding timing) is expected to increase by around £80 million compared to 2021/22 including higher totex funding to deliver increasing RIIO-2 outputs with an expected increase in controllable costs of around £70 million. Depreciation is expected to be broadly flat.

Under the RIIO-2 price control, totex in ESO is no longer subject to the totex incentive mechanism and is instead regulated under a pass-through mechanism, with cost increases or efficiencies trued-up the following year.
New England
The sale of the Rhode Island business results in lower operating profits (excluding timing) of around $325 million. For the remaining business, we expect net revenue (excluding timing) to be around $175 million higher from expected rate increases. We expect controllable costs to be flat, due to efficiencies offsetting inflation, and higher bad debt charges following a reduction in bad debts in 2021/22. Other costs are expected to be around $75 million higher due to rate funded increases and the impact of inflation. We expect depreciation and property taxes to be slightly higher due to increased investments.

Return on Equity for New England is expected to be around 80% of the allowed return including the impact of the efficiency savings.

6 UK Electricity Distribution.

National Grid	2022/23 Half Year Results Statement
New York
Net Revenue (excluding timing) is expected to be around $300 million higher, including increases from rate settlements. Around half of this is expected to be offset by higher rate funded costs. Controllable costs are expected to be broadly flat with workload increases and inflation offset by efficiencies. Pensions costs are expected to be around $50 million lower following the one-off pension gain included in the first half results. We expect depreciation to be around $70 million higher in 2022/23 reflecting asset growth.

Return on Equity for New York is expected to be broadly in line with the prior year, at least 95% of the allowed RoE.
NGV and Other activities
In NGV, we expect underlying operating profit to be around £180 million higher than 2021/22 with the return to full service of IFA1 following the Sellindge converter station rebuild, first full year of operations of NSL, increased auction prices and insurance proceeds received in 2022/23 and increased profits at Isle of Grain.

We expect other activities’ underlying operating profit to be broadly flat year-on-year with higher sales in our Commercial Property business (agreement for sale of a number of properties in 2022/23 following the disposal of the St William business), offset by lower gains to be realised in National Grid Partners (NGP) year on year and higher corporate costs to support our communities as part of our response to the energy crisis.
Joint Ventures and Associates
Our share of the profit after tax of joint ventures and associates is expected to be at a similar level to 2021/22. This includes higher profits in our BritNed joint venture and includes our expected share for UK Gas Transmission & Metering for the remaining 40% stake following completion of the disposal of the majority stake, offset by the disposals of our St William and Millennium joint ventures.
Interest and Tax (continuing operations)
Net finance costs in 2022/23 are expected to be around £350 million higher than 2021/22 (at a forecast exchange rate of $1.20) reflecting the impact of higher inflation on our inflation-linked debt, increasing rates for new issuances and increasing rates impacting our existing floating portfolio, partially offset by higher capitalised interest.

For the full year 2022/23, the underlying effective tax rate excluding the share of post-tax profits from joint ventures and associates, is now expected to be around 22%.
Investment, Growth and Net Debt
Overall Group capital investment for continuing operations in 2022/23 is now expected to be around £7.5 billion, around £0.5 billion higher than the guidance provided at full year. Underlying investment is increasing by around £0.2 billion largely driven by non-cash additions for capital leases and National Grid Partners, with the remaining increase driven by currency movements on dollar related investment ($1.20 now forecast; previously $1.30).

Asset Growth is expected to be at or above the top end of our 8-10% target range, reflecting an increase in capex along with higher indexation impacting our UK regulated businesses.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Cash outflow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to increase by around £2 billion compared to 2021/22 principally driven by increased capital investment and higher interest costs.

Net debt is expected to reduce by around £5 billion at a forecast foreign exchange rate of $1.20 (from £46.5 billion as at 30 September 2022), driven by the expected receipt of sales proceeds from the 60% stake in UK Gas Transmission & Metering, and the sale of our interest in Millennium Pipeline, partially offset by business funding requirements in the second half of the year.

Weighted average number of shares (WAV) is expected to be approximately 3,660 million in 2022/23.

National Grid	2022/23 Half Year Results Statement

FINANCIAL REVIEW – HY 2022/23
In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group’s balance sheet as well as profitability, and reflect the Group’s regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and reconcile these to statutory results in ‘Alternative performance measures/non-IFRS reconciliations’ on pages 57 to 60. The Group does not believe that these measures are a substitute for IFRS measures, however, the Group does believe such information is useful in assessing the performance of the business on a comparable basis. Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the six months ended 30 September

Financial summary for continuing operations

(£ million)	2022	2021	change %
Statutory results
Operating profit	2,239	1,492	50%
Profit after tax	1,125	376	199%
Earnings per share (pence)	30.8	10.5	193%
Interim dividend per share (pence)	17.84	17.21	4%
Alternative performance measures:
Adjusted operating profit	1,756	1,303	35%
Adjusted profit after tax	917	738	24%
Underlying operating profit	2,117	1,407	50%
Underlying profit after tax	1,182	813	45%
Adjusted earnings per share (pence)	25.1	20.7	21%
Underlying earnings per share (pence)	32.4	22.8	42%
Capital investment	3,883	2,840	37%

Statutory operating profit was £2,239 million, 50% higher than the comparative period. A number of items reported as ‘exceptional’ along with period-on-period remeasurements of derivatives had a significant impact on our statutory results. On 25 May 2022, we sold 100% of our share in NECO (our Rhode Island business) to PPL Rhode Island Holdings, LLC for £3.1 billion ($3.9 billion) and the Group recognised a gain of £511 million (including £40 million financing costs and £145 million from recycling foreign currency translation reserve). We incurred exceptional charges in relation to our major cost efficiency programme of £61 million. Separation and transaction costs of £65 million were incurred on the sale of NECO, the planned disposal of 60% of our UK Gas Transmission & Metering businesses and the acquisition and integration of NGED (completed during 2021/22), compared to £137 million incurred in the prior period. In the current year we recognised an exceptional gain of £33 million for IFA1 property damage insurance proceeds. Commodity remeasurement net gains were £65 million compared to £350 million in the prior period, financial derivative remeasurement net gains were £14 million compared to £25 million net gains in the prior period, and remeasurement losses for joint ventures an associates were £19 million compared to £17 million losses in the prior period. In the first six months of last year, an exceptional deferred tax charge of £484 million was recognised, as a result of the 6% increase in the UK corporation tax rate to 25% (effective from 1 April 2023). As a consequence of all of these, along with improved underlying business performance, partly offset by adverse year on year timing swings, statutory profit after tax was up 199% against the comparative period.

Excluding exceptional items and remeasurements, adjusted operating profit increased by £453 million or 35%. Around half of the increase came from a full six months’ ownership of NG Electricity Distribution. Total revenue from continuing operations of £9,444 million was up £2,503 million compared to the prior period, primarily related to pass-through costs driven by the increase in commodity prices (we do not make any profits on commodity pass-through costs). Revenues (net of pass-through costs) were £887 million higher, with benefits from an extra

National Grid	2022/23 Half Year Results Statement
2.5 months from NG Electricity Distribution, additional property sales, higher interconnector income, increases in New England and New York rates, the impact of favourable exchange rates, partly offset by the sale of our Rhode Island business in May 2022 and adverse timing swings. Controllable costs were slightly higher on a constant currency basis, primarily driven by higher workload, but inflationary increases were more than offset by efficiency savings. Pension and other post-employment benefit costs were lower, driven by a £40 million buy-out gain in NIMO. Depreciation was higher from our ongoing investment programme. Other costs were higher, principally related to delivering outputs as agreed with our regulators. As a result of these factors, partly offset by higher net interest costs from inflation and additional debt used to finance the acquisition of NG Electricity Distribution, adjusted profit after tax was up 24% compared to the prior period.

Timing net under-recoveries were £361 million in the first six months compared to £125 million under-recovery (at constant currency in the prior year). Excluding the impact of timing, underlying operating profit of £2,117 million was up 50% and underlying EPS of 32.4p was up 42% against the comparative period.
Reconciliation of different measures of profitability and earnings
The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations
	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2022	2021	2022	2021	2022	2021
Statutory results	2,239	1,492	1,125	376	30.8	10.5
Exceptional items and remeasurements	(483)	(189)	(208)	362	(5.7)	10.2
Adjusted results	1,756	1,303	917	738	25.1	20.7
Timing	361	104	265	75	7.3	2.1
Major storm costs	—	—	—	—	—	—
Underlying results	2,117	1,407	1,182	813	32.4	22.8
Segmental income statement
The following tables set out the income statement on adjusted and underlying bases.

Segmental analysis for continuing operations
	Adjusted			Underlying
£ million	2022	2021	change %	2022	2021	change %
UK Electricity Transmission	499	550	(9%)	564	552	2%
UK Electricity Distribution	531	281	89%	579	257	125%
UK Electricity System Operator (ESO)	147	63	133%	52	49	6%
New England	193	126	53%	316	247	28%
New York	(18)	122	(115%)	202	141	43%
NGV and Other	404	161	151%	404	161	151%
Total operating profit	1,756	1,303	35%	2,117	1,407	50%
Net finance costs	(732)	(475)	54%	(732)	(475)	54%
Share of post-tax results of joint ventures and associates	70	58	21%	70	58	21%
Profit before tax	1,094	886	23%	1,455	990	47%
Tax	(177)	(148)	20%	(273)	(177)	54%
Profit after tax	917	738	24%	1,182	813	45%
EPS (pence)	25.1	20.7	21%	32.4	22.8	42%

UK Electricity Transmission adjusted operating profit decreased compared to the same period in 2020/21 primarily driven by £68 million lower revenues principally related to the return of Western Link liquidated damages to customers. Excluding timing, allowed revenues were higher, with inflationary increases more than offsetting this decrease. The £63 million adverse swing in timing recoveries were driven by of under-recoveries of TNUoS and under-recoveries of inflation true-ups, partly offset by the collection of prior period balances.

National Grid	2022/23 Half Year Results Statement
UK Electricity Distribution adjusted operating profit increased by £250 million to £531 million. This business contributed for a full six months this year compared to only 3.5 months in the prior period, which after adjusting for timing swings accounted for the majority of the £322 million increase in underlying operating profit. In addition to this impact, revenues were also higher as a result of inflationary increases and a gain on disposal of its smart metering business, but these were partly offset by £72 million of adverse timing (over-collection of DUoS revenues in the prior period and under-collection of current year CPI true-ups).

UK Electricity System Operator adjusted operating profit was £147 million compared to £63 million in the prior period, with a substantial benefit arising from an £81 million year on year favourable timing swing. This was driven by the collection of prior period TNUoS under-recovery from 2020/21. Excluding timing, underlying operating profit was £52 million compared to £49 million in the prior period.

New England adjusted operating profit was £193 million, £67 million higher than the prior year (£48 million higher on a constant currency basis). Higher revenues from Massachusetts Gas rate cases, wholesale networks and New England Power tariffs were partially offset by higher depreciation and the impact of our disposal of NECO in May 2022. Controllable and other costs were lower, with the impact of the NECO sale and lower levels of storms more than offsetting increases from foreign exchange. Timing under-recoveries of £123 million (driven by commodities and revenue decoupling, partly offset by energy efficiency) compared to £121 million in the comparative period (£139 million at constant currency). Excluding the impact of timing, underlying profit was £316 million, up £32 million or 11% (at constant currency).

New York adjusted operating loss of £18 million in the first six months was £140 million adverse to the comparative period last year (£158 million at constant currency). This was mainly due to a £201 million adverse swing in timing (£198 million at constant currency) related to the return of prior year commodity over-collections, lower volumes and a net under-recovery of pass-through costs. Excluding the impact of timing, underlying operating profit was £202 million, £61 million higher (£40 million higher at constant currency) with higher revenues from increase in rates and resumption of late payment recoveries partially offset by higher environmental provision costs, storm costs, property taxes and depreciation. Controllable costs were higher as a result of timing of workload, however inflationary impacts were more than offset by efficiency savings. Pension expense was lower including a £40 million one off gain from a Niagara Mohawk pension buy-out in the period. Bad debts were largely flat on the prior year period with increases from utility-related bad debt charges offset by funding received from the New York arrears relief programme.

Adjusted operating profit in NGV and Other activities increased by £243 million (£238 million at constant currency) compared to the same period in 2021/22, including a £210 million increase in Property sales. This was as a result of our agreement to sell a number of additional land sites to the Berkeley Group following disposal of our stake in the St William joint venture. Adjusted operating profit includes a current year benefit of a £70 million business interruption insurance settlement (in respect of the unplanned outage caused by a fire at Sellindge last year). The North Sea Link interconnector contributed £41 million to the current year having commenced operations in the second half of the prior year. Our LNG storage facility at Grain contributed £19 million higher profits, as a result of higher gas prices compared to the prior period. Partly offsetting these increases, NG Partners investment portfolio reported a net operating loss of £17 million compared to net operating profits of £33 million in the first six months of last year, related to mark-to-market revaluation of investments.

Discontinued operations comprise our UK Gas Transmission & Metering operations in National Grid Gas plc. We remain on track to complete the sale of a 60% stake in UK Gas Transmission & Metering by the end of this calendar year.
Financing costs and tax
Net finance costs
Adjusted net finance costs for continuing operations were £257 million higher than the prior period (£221 million at constant currency). This was driven by higher inflation on RPI/CPI-linked debt, new financing requirements to fund our ongoing capital investment programme along with the impact of interest on borrowings for the additional 2.5 months of UK Electricity Distribution following the part period of ownership in the prior period (including the bridge financing of the acquisition). This was partially offset by favourable interest on net pension assets and higher capitalised interest (increased level of investment projects in the construction phase and higher rates).

Adjusted net financing costs for discontinued operations were £92 million higher than the prior period, principally as a result of higher inflation on index-linked debt.

National Grid	2022/23 Half Year Results Statement
Joint ventures and associates
The Group’s share of net profits from joint ventures and associates increased by £12 million year on year on an adjusted basis, driven by increased performance in the BritNed interconnector and a number of NG Renewables projects becoming live. This was partially offset by reduced performance in the Nemo Link interconnector, lower NG Partners valuations and the impact of disposal of the St William joint venture which completed last year.

Tax
The adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 17.3% (prior year 17.9%) and the underlying effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 19.7% (prior year 19.0%). The underlying effective tax rate is higher than in the prior period primarily due to the in-year element of the deferred tax charge arising on the increase in UK corporation tax rate to 25% being included in underlying in this period but within exceptionals and remeasurements in the prior period.
Net debt
During the first six months of the year, net debt increased to £46.5 billion, £3.7 billion higher than at 31 March 2022. A stronger US dollar increased opening net debt to £46.2 billion. This was principally driven by cash generated from operations (continuing operations) of £2.4 billion which was more than offset by £3.9 billion of cash outflows for capital expenditure and investments in joint ventures and associates, £0.6 billion of interest outflows, £0.4 billion accretions on index-linked debt and £1.1 billion paid in dividends. Net increases in net debt were broadly offset by £3.0 billion of sales proceeds (net of financing costs) from the disposal of the Rhode Island business received in May 2022. Consistent with the treatment at 31 March 2022, net debt at 30 September 2022 excludes £3.9 billion related to our UK Gas Transmission & Metering business, which is classified as ‘held for sale’.

During the period we raised around £4 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. The new bonds included a green bond issued by our upstate New York business. As at 30 September 2022, we have £6.5 billion of committed facilities available for general corporate purposes.

There are no significant updates relating to credit agency actions. National Grid’s balance sheet remains robust, with strong investment grade ratings from Moody’s, Standard & Poor’s (S&P) and Fitch.
Interim Dividend
The Board has approved an interim dividend of 17.84p per ordinary share ($1.0307 per American Depositary Share). This represents 35% of the total dividend per share of 50.97p in respect of the last financial year to 31 March 2022 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 11 January 2023 to shareholders on the register as at 25 November 2022.

The Board decided in March 2021 that, to reflect the move from RPI to CPIH in our UK regulated businesses, the aim from 2021/22 will be to grow the annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

The scrip dividend alternative will again be offered in respect of the 2022/23 interim dividend. As previously announced, we do not expect to buy back the scrip shares issued during 2022/23.

National Grid	2022/23 Half Year Results Statement
GROWTH
A balanced portfolio to deliver asset and dividend growth
National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.
£3.9 billion of capital investment for continuing operations across the Group
We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £3,883 million, an increase of £1,043 million (37%) at actual exchange rates (26% at constant currency) compared to the first half of 2021/22.

Group capital investment (continuing operations)
Six months ended 30 September (£ million)	At actual exchange rates			At constant currency
	2022	2021	% change	2021	% change
UK Electricity Transmission	629	587	7%	587	7%
UK Electricity Distribution	584	315	85%	315	85%
UK Electricity System Operator (ESO)	42	65	(35%)	65	(35%)
New England	862	700	23%	804	7%
New York	1,242	851	46%	978	27%
NGV and other activities[1]	524	322	63%	343	53%
Group capital investment – continuing	3,883	2,840	37%	3,092	26%
1.NGV and other activities capital investment includes equity and financing in joint ventures and associates, and investment in National Grid Partners but excludes £25 million of equity contributions to the St William property joint venture for 2021, which was sold in March 2022.

UK Electricity Transmission invested £629 million for the first six months of the year, an increase of £42 million on the prior period, primarily driven by further investment in the London Power Tunnels 2 project, overhead line projects including Cottam-Wymondley and Bramford to Norwich, partly offset by lower spend on the Hinkley-Seabank connection and Visual Impact Provision (VIP) projects. UK Electricity Distribution invested £584 million, an increase of £269 million on the prior period, principally driven by an additional 2.5 months of UK Electricity Distribution ownership.

Investment in New York was £1,242 million, an increase of £391 million over the period at actual exchange rates and an increase of £264 million at constant currency. This was primarily driven by increased resilience and storm hardening spend in line with our electric distribution rate commitments, as well as the commencement of new transmission projects to assist large scale renewable connections, such as our Smart Path Connect project. For New England, investment reached £862 million, an increase of £162 million at actual exchange rates and an increase of £58 million at constant currency. This has been driven by increased asset condition work and leak-prone pipe replacement, partially offset by the reduction in Rhode Island spend following completion of the transaction with PPL in May. Capital investment in the half year also includes £214 million of non-cash lease additions in the US (£185 million higher than the prior period at actual exchange rates and £181 million higher on a constant currency basis, due to one-off non-cash lease additions).

Investment in NGV and other activities during the period was £524 million, £202 million higher than the prior period at actual exchange rates and £181 million higher on a constant currency basis. This was principally driven by the Sellindge (IFA1) converter station rebuild, LNG Grain re-life and expansion work, continued construction of the Viking Link, and increased investment in renewables for the construction of two further solar projects in the US.

National Grid	2022/23 Half Year Results Statement
BUSINESS REVIEW
UK ELECTRICITY TRANSMISSION
Operations and capital investment
Operationally, our UK Electricity Transmission (NGET) business has continued to deliver good levels of performance and our capital investment programme has progressed as expected.

Capital investment reached £629 million, up £42 million on the prior period. The increase was primarily driven by higher spend on LPT2, entering the first full year of tunnel boring works, overhead line projects including Cottam-Wymondley and Bramford to Norwich, with lower spend on the Hinkley-Seabank and VIP projects.

Progress continues on the Hinkley-Seabank project, building a new high voltage electricity connection between Bridgewater and Seabank with the connection now over 75% complete and on track for completion by December 2024. To date, we have installed 47 T-pylons, the first new pylon design in nearly a century, as part of the 57 kilometre connection. T-pylons have a smaller footprint than lattice pylons, use less land and have less visual impact. In June, the Shurton 400 kV substation (the main connection point for Hinkley Point C) was commissioned and energised. In addition, all Mendip Hill Project cables have been installed which will enable the energisation of Sandford 400 kV substation by the end of calendar year 2022.

We continue to progress Phase 2 of our LPT2 project which will see the construction of 32.5 kilometres of underground cable tunnels connecting New Cross to Wimbledon, Hurst to New Cross, and Hurst to Crayford by 2027. During the half year, we completed the construction of 10 kilometres of tunnel as we reached full production. We expect to complete all tunnel build activity in the third quarter of calendar year 2023.

Customer Connections
The difference between when customers want to connect and when they can connect is growing (for NGET, this includes generation customers, such as power stations; and demand customers, such as Distribution Network Operators and large consumers, such as data centres). We are implementing a number of changes to industry frameworks (including an amnesty for customers wishing to leave the connections queue and contractual management tools) to address this now, while a fundamental reform of the process to connect to the power system is established across the industry.

Regulatory progress
In our second year of RIIO-T2, we continue to make good progress in delivering the agreed regulatory outputs despite challenging global supply chain conditions. In addition, we are awaiting Ofgem’s decision on over £500 million of reopener allowances including for works on underground cables from Dinorwig power station to our sub-station at Pentir, further works at the Snowdonia VIP Scheme, works to reduce leakage on SF6 equipment, anti-flooding works to improve resilience of our network, and a number of projects to help improve operability of the system.

Looking ahead, we have received approval from Ofgem for two new subsea high voltage direct current links – green energy superhighways – between Scotland and the North of England. The ‘Green Links’ form part of investment in new major projects to help deliver the government’s offshore wind targets, expected to result in a potential investment of £14 billion. The two new Green Links make up £3.7 billion of this investment, delivered through Joint Ventures with Scottish & Southern Electricity Networks and Scottish Power respectively, with £1.8 billion sitting within NGET. Approximately £0.8 billion of the spend will be delivered within the capital investment outlined for NGET in our five-year financial framework, and hence within RIIO-T2.

National Grid	2022/23 Half Year Results Statement
UK ELECTRICITY DISTRIBUTION
Operations and capital investment
UK Electricity Distribution continues to perform well under RIIO-ED1. During the period, capital investment reached £584 million, an increase of £269 million compared to the prior period. The increase is driven principally by an additional 2.5 months of UK Electricity Distribution ownership; a 10% step up in new customer connections year on year, mainly driven by growth in low carbon technologies such as electric vehicle and heat pump connections; and digital investments required to set up our Distribution System Operator (DSO) function which will enable greater flexibility services and network reinforcement investment for our customers.

Regulatory Progress
In June, Ofgem published its draft determinations for the RIIO-ED2 price control which will cover UK Electricity Distribution for the period from April 2023 to March 2028. For further details, please refer to page 6 (Strategic Overview) of this results statement.

During the half year, we have continued to integrate UK Electricity Distribution into the Group. On 21 September we reached an important integration milestone, completing the rebranding from Western Power Distribution to National Grid. Customers were advised of the change through a number of different communication channels including our social media platforms. The rebrand makes UK Electricity Distribution central to the Group’s vision to be at the heart of a clean, fair and affordable energy future. Whilst the rebranding is an important milestone, our central focus remains unchanged – to safely and reliably deliver power to homes and businesses across our service territory, and delivering excellent customer service.

UK ELECTRICITY SYSTEM OPERATOR (ESO)
The ESO has performed well during the first half of the year. Capital investment reached £42 million in the first half, £23 million lower than prior period, driven by project phasing into the second half of the year.

In April 2022, the Department for Business, Energy and Industrial Strategy (BEIS) and Ofgem announced their joint decision to create a new FSO that builds on the track record and skills of the ESO whilst creating an impartial body with responsibilities across both the electricity and gas systems. We will continue to work closely with all parties involved in the coming months to enable a smooth and successful transition. We have continued to advance our plans during the half year to ensure an orderly transition by or in 2024 and are seeking clarity on recovery of the costs of separation.

At the end of August, the ESO submitted its updated RIIO-2 Business Plan covering the two year regulatory period from April 2023 to March 2025. Our plan will deliver excellence in system operation, continue the drive towards net zero and build efficient and effective markets. The plan proposes £816 million of totex over this period.

In October, the ESO and GSO published the gas and power Winter Outlooks for the upcoming winter in Great Britain. Alongside the usual base scenarios provided, additional scenarios were reviewed which looked at the potential risks and uncertainties from a possible shortage of gas supply in Europe and the impact it could have on the UK. For more information on the Winter Outlook, please refer to the Strategic Overview on page 6.

National Grid	2022/23 Half Year Results Statement
NEW ENGLAND
Operations and capital investment
We achieved strong operational performance across New England during the half year.

Capital investment remains on track with £862 million deployed during the half-year, 23% higher at actual exchange rates (7% higher at constant currency) than the prior period. Investment in our gas business increased by $94 million largely driven by leak-prone pipe replacement (with 71 miles of leak prone pipe replaced in the period in Massachusetts) and completion of more mandated work due to fewer COVID-19 restrictions this year. Increased investment in our Electric Distribution ($13 million) and our Electric Transmission businesses ($48 million) was largely driven by asset condition work. These increases were partially offset by the reduction in Rhode Island spend following completion of the transaction with PPL in May.
Storm activity
There has been lower storm activity in New England compared to the prior period, with minimal customer interruptions to supply.
COVID-19 recoveries
Following the update provided at our full-year results in May, the COVID-19 cost recovery and rate-making proposals (which we filed with the DPU in August 2020) are still pending.
Regulatory progress
On 26 September, the Massachusetts Department of Public Utilities (DPU) approved our annual Performance Based Rate adjustments for both Massachusetts Electric ($44 million) and Massachusetts Gas ($64 million). These rates became effective 1 October 2022.

In July 2021, we filed our four-year short-term investment plan (STIP), and a five-year strategic plan in the Massachusetts Electric Grid Modernization Plan (the GMP), with the DPU. The GMP includes ‘grid-facing’ investments of $336 million such as Fault Location Isolation and Service Restoration (FLISR) and Volt-Var optimisation (which helps to reduce losses and minimise demand across the distribution network). Also in July 2021, we filed an Advanced Metering Infrastructure (AMI) implementation plan supported by a proposed investment of over $400 million which would see the full-scale implementation across our customer base. On 7 October 2022, the DPU announced that it had approved a $301 million budget cap for the Track 1 grid-facing investments. We anticipate orders for both the Track 2 (new technologies) component of the grid facing investments and the customer facing investments included in our AMI filing by the end of the calendar year 2022.

In addition, we await DPU approval for our Massachusetts Electric Phase 3 Electric Vehicle (EV) proposal, also filed in July 2021. The filing is the largest and most comprehensive EV proposal we have made in the State and puts forward $275 million of programmes over four years to deliver EV make ready infrastructure, 32,000 public and workplace charging stations, EV equipment on the customer’s side of the meter, and an alternative rate structure for larger separately metered charging stations. We anticipate a regulatory decision on this filing by the end of calendar year 2022.

In September, the DPU approved National Grid’s Massachusetts Geothermal Program Implementation Plan, a five‑year demonstration programme of networked ground source heat pumps. The Company is currently reviewing applications received from interested customers, with the goal of selecting its first site in November 2022. The pilot is designed to explore how geothermal networks can be used to assist with mitigating gas system constraints, reduce greenhouse gas emissions in an affordable way for customers and eliminate leak-prone pipe from our existing gas network.

Lastly, in this period as compared to the prior year, we received a full contribution from new rates for Massachusetts Gas that became effective in October 2021.
Customers and communities
In September, we launched our Winter Customer Savings Initiative to help Massachusetts customers reduce their energy use, manage their bills, and secure available energy assistance. The initiative includes payment assistance programmes for income-eligible customers, extensive residential and business energy efficiency programmes and incentives, and flexible payment programmes. We have reached out to all customers through a variety of events to raise awareness of the options open to them to reduce and manage their energy costs.

National Grid	2022/23 Half Year Results Statement
Our commitment to our customers and local communities has continued to strengthen with the growth of our Grid for Good corporate social responsibility programme, which launched in June 2022. Grid for Good’s focus includes workforce development and education, environmental justice, social equity, clean energy and volunteering, and leverages the strong brand of the Company’s flagship workforce development programme. Since the launch, we have held two New England-wide volunteer weeks, with the second in September, that resulted in nearly 2,000 employee volunteer hours. This complements an ongoing, steady stream of volunteer activities aligned to the Group community investment strategy. Additionally, the team has been exploring new partnerships aligned to the Grid for Good pillars, with an immediate focus on organisations that prioritise environmental justice and social equity.

NEW YORK
Operations and capital investment
Our New York business delivered good operational performance during the half year.

Capital investment reached £1,242 million during the half year, an increase of £391 million (£264 million at constant currency) compared to the prior period. This was primarily driven by increased resilience and storm hardening spend in line with our electric distribution rate commitments, one-off lease additions, as well as the commencement of new transmission projects to assist large scale renewable connections, such as our upstate Smart Path Connect project. Our Leak Prone Pipe (LPP) replacement programme continued on track with 123 miles of pipeline replaced between the start of April and the end of September.

In July, we received approval to proceed on Phase 1 transmission investment projects in support of the Climate Leadership and Community Protection Act (CLCPA). In 2020, the New York PSC ordered all utilities to file proposals for distribution and transmission infrastructure projects required to meet CLCPA objectives. Utilities, including National Grid, grouped these projects into two categories, Phase 1 and Phase 2, based on project readiness and availability of supporting regulatory frameworks. Our approval for Phase 1 represents around $600 million of investment before 2030, including projects such as Inghams-Rotterdam and Churchtown-Pleasant Valley circuit rebuilds (129 miles) to support 330 MW of incremental headroom capacity for renewable generation. We anticipate a response on CLCPA Phase 2 projects before the end of 2022/23, which we expect to include further circuit rebuild projects as well as substation and transformer upgrades.
Storm activity
During the half year we saw a number of storms across the New York jurisdictions we serve. In August, three major storms affected the Central and Western New York regions, impacting 90,000 of our electric customers. Our teams responded quickly and restored connection to all customers within 25 hours.
COVID-19 recoveries
In June, we reached an agreement with the New York PSC to provide relief for low‑income customers’ arrears accumulated during the COVID-19 pandemic. As part of this agreement, we received $51 million of government funding in August and will collect approximately $70 million through a surcharge over the next three years. We are currently in discussions with the PSC for Phase 2 of the programme addressing customers that are not on assistance programmes but were significantly impacted by the COVID-19 economic downturn.
Customers and communities
Our commitment to our customers and local communities has continued during the half year. To mark the first anniversary of our Project C initiative, over 2,000 employees participated in a ‘Day of Service’ to make positive impacts by donating their time, over 11,000 hours, at more than 200 volunteer events in communities across the Company’s New York service area. Through our long-term partnership, we have also been working closely with HeartShare, a charity in New York which is helping 120,000 families with their heating bills by providing grants to people struggling with the cost of living. In addition, we have continued our work with the Northland Workforce Training Centre in Buffalo which focuses on developing skills amongst minorities in the fields of manufacturing and energy.

National Grid	2022/23 Half Year Results Statement
NATIONAL GRID VENTURES
Capital investment, including joint ventures, reached £478 million in the half year, an increase of £196 million at actual exchange rates (£181 million at constant currency) on the prior period as a result of the Sellindge (IFA1) converter station rebuild, LNG Grain re-life and expansion work, continued construction of the Viking Link, and through higher investments in the US Joint Ventures for the construction of two further solar projects in Emerald and the New York Energy Solution in Transco.
Interconnectors
Our North Sea Link, which commenced operations in October 2021, operated at 74% availability during the half year following a period of maintenance for capacitor replacement, before returning to full technical availability in June. To date, we have imported 1.4 TWh of 100% green energy through the 720 kilometre link to Norway, increasing the use of renewables in the UK. Work continues on the Viking Link between the UK and Denmark, with the interconnector on track to commission by end of calendar year 2023.

Following the 2021 fire at IFA1’s Sellindge converter station, NGV has received an interim insurance payment of £120 million. The first £40 million was paid by National Grid’s own captive insurance company with the balance of payment coming from external reinsurers. £70 million of the interim payment has been recorded within underlying income for the loss of revenue (business interruption) claim and £50 million within exceptional operating income for the property damage claim based upon the costs incurred at the time the payment was made. The rebuild of the IFA1 asset remains on track, with 500 MW due back in service in November, and a further 500 MW expected to return to service in December 2022. Together with 1,000 MW that has been operational throughout the year, this will result in 2,000 MW of available capacity by the end of calendar year 2022.

On our other interconnectors, IFA2 (France) operated at 93% availability during the half year; Nemo Link (Belgium) at 98% availability; and BritNed (Netherlands) at 95%.
Grain LNG
Grain LNG continues to perform well. The five year expansion programme to deliver additional LNG storage on site (Capacity 25) continues and, when completed, will increase total site storage to 1,200,000 cubic metres and total regasification capacity to 900 GWh/d.
US Renewables
During the half year, NG Renewables has progressed construction of 674 MW additional solar capacity through our joint venture with Washington State Investment Board (WSIB). This includes our Yellowbud 274 MW project in Ohio which is due to commission in 2023, and our Noble Solar and Storage 400 MW project in Texas which is due to commission towards the end of this year. In October 2022, we announced the start of construction of our Copperhead Solar and Storage plant in Texas which, when complete, will provide 150 MW of solar and 100 MWh of electricity storage. As part of this, we have agreed a 140 MW Power Purchase Agreement (PPA) with the Hershey Company for offtake from the Copperhead project. When all of our construction projects are complete, our operating portfolio of onshore wind and solar plant will increase from 625 MW today to 1,449 MW.

Progress continues on Community Offshore Wind, our joint venture partnership with RWE, to host around 3,000 MW of offshore wind capacity in the New York Bight coastal region by 2030. We are currently preparing for a bid solicitation to secure offtake for the project. This will be a New York auction and will be held in January 2023. We are also making preparations to commence site investigations.

OTHER ACTIVITIES
For the first half, Other activities generated an operating profit of £145 million, up £131 million on the prior period (£130 million at constant currency), principally driven by planned property sales to Berkeley Group which formed part of the sale of our equity interest in the St William Joint Venture in March, but partially offset by National Grid Partners’ fair value loss.

Capital investment in Other activities was £46 million during the half year, £6 million higher than the prior period. Of this, capital investment for National Grid Partners reached £37 million.

National Grid	2022/23 Half Year Results Statement
DISCONTINUED OPERATIONS – UK GAS TRANSMISSION & METERING
The UK Gas Transmission & Metering business was reported as held for sale in the consolidated statement of financial position as at 31 March 2022. As UK Gas Transmission & Metering represents a major separate line of business, it was also classified as a discontinued operation. Please refer to note 6 for further detail.

Operationally, our UK Gas Transmission & Metering business has continued to deliver good levels of performance and our capital investment programme has continued as expected.

Capital investment reached £174 million, up £43 million on the prior period. The increase is primarily driven by higher spend on asset health, St Fergus and Hatton compressor stations, and higher capitalised interest and cyber investment.

We remain on course to complete the sale of the 60% stake in UK Gas Transmission & Metering to Macquarie Asset Management and British Columbia Investment Management Corporation by the end of this calendar year. In September, the Competition and Markets Authority (CMA) began its review of the transaction which forms part of the approval process needed for the sale to complete. The consortium also has an option to acquire the remaining 40%, on broadly similar terms to those agreed for the majority stake, which can be exercised in the first half of 2023.

National Grid	2022/23 Half Year Results Statement
APPENDIX
Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates for continuing operations. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 57.
Alternative Performance Measures derived from IFRS
The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 57 to 60:

Net revenue
Adjusted profit measures
Underlying results
Constant currency
Timing impacts
Capital investment
Net debt – defined in note 11 on page 49.

National Grid	2022/23 Half Year Results Statement
PROVISIONAL 2022/23 FINANCIAL TIMETABLE

Date	Event
10 November 2022	2022/23 half-year results
23 November 2022	ADRs go ex-dividend for 2022/23 interim dividend
24 November 2022	Ordinary shares go ex-dividend for 2022/23 interim dividend
25 November 2022	Record date for 2022/23 interim dividend
1 December 2022	Scrip reference price announced for 2022/23 interim dividend
12 December 2022 (5pm London time)	Scrip election date for 2022/23 interim dividend
11 January 2023	2022/23 interim dividend paid to qualifying shareholders
18 May 2023	2022/23 Preliminary Results
1 June 2023	Ordinary shares and ADRs go ex-dividend for 2022/23 final dividend
2 June 2023	Record date for 2022/23 final dividend
8 June 2023	Scrip reference price announced for 2022/23 final dividend
10 July 2023	2023 Annual General Meeting
12 July 2023 (5pm London time)	Scrip election date for 2022/23 final dividend
9 August 2023	2022/23 final dividend paid to qualifying shareholders

National Grid	2022/23 Half Year Results Statement
CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the current energy crisis, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of its UK Electricity Distribution business, and the sale of a 60% stake in its UK Gas Transmission business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 253 to 256 of National Grid’s most recent Annual Report and Accounts, as updated by the principal risks and uncertainties statement on page 54 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2022/23 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September

2022	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations
Revenue	2(a),3	9,444	—	9,444
Provision for bad and doubtful debts		(52)	—	(52)
Other operating costs	4	(7,636)	(61)	(7,697)
Other operating income	4	—	544	544
Operating profit	2(b),4	1,756	483	2,239
Finance income	4,5	69	(32)	37
Finance costs	4,5	(801)	46	(755)
Share of post-tax results of joint ventures and associates	2(b),4	70	(19)	51
Profit before tax	2(b),4	1,094	478	1,572
Tax	4,7	(177)	(270)	(447)
Profit after tax from continuing operations	4	917	208	1,125
Profit after tax from discontinued operations	6	121	10	131
Total profit for the period (continuing and discontinued)		1,038	218	1,256
Attributable to:
Equity shareholders of the parent		1,038	218	1,256
Non-controlling interests		—	—	—
Earnings per share (pence)
Basic earnings per share (continuing)	8			30.8
Diluted earnings per share (continuing)	8			30.7
Basic earnings per share (continuing and discontinued)	8			34.4
Diluted earnings per share (continuing and discontinued)	8			34.2

2021	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations
Revenue	2(a),3	6,941	—	6,941
Provision for bad and doubtful debts		(53)	—	(53)
Other operating costs	4	(5,585)	189	(5,396)
Operating profit	2(b),4	1,303	189	1,492
Finance income	4,5	47	2	49
Finance costs	4,5	(522)	23	(499)
Share of post-tax results of joint ventures and associates	2(b),4	58	(17)	41
Profit before tax	2(b),4	886	197	1,083
Tax	4,7	(148)	(559)	(707)
Profit after tax from continuing operations	4	738	(362)	376
Profit after tax from discontinued operations	6	260	(161)	99
Total profit for the period (continuing and discontinued)		998	(523)	475
Attributable to:
Equity shareholders of the parent		997	(523)	474
Non-controlling interests		1	—	1
Earnings per share (pence)
Basic earnings per share (continuing)	8			10.5
Diluted earnings per share (continuing)	8			10.5
Basic earnings per share (continuing and discontinued)	8			13.3
Diluted earnings per share (continuing and discontinued)	8			13.2

National Grid	2022/23 Half Year Results Statement

Consolidated statement of comprehensive income
for the six months ended 30 September

		2022	2021
	Notes	£m	£m
Profit after tax from continuing operations		1,125	376
Profit after tax from discontinued operations		131	99
Other comprehensive (loss)/income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	12	(631)	593
Net gains on equity instruments designated at fair value through other comprehensive income		—	10
Net gains in respect of cash flow hedging of capital expenditure		14	6
Tax on items that will never be reclassified to profit or loss		159	(95)
Total items from continuing operations that will never be reclassified to profit or loss		(458)	514
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		2,360	297
Exchange differences reclassified to the consolidated income statement on disposal	6	(145)	—
Net gains in respect of cash flow hedges[1]		450	21
Net losses in respect of cost of hedging		(64)	(43)
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income		(47)	14
Share of other comprehensive income of associates, net of tax		1	1
Tax on items that may be reclassified subsequently to profit or loss		(86)	6
Total items from continuing operations that may be reclassified subsequently to profit or loss		2,469	296
Other comprehensive income for the period, net of tax, from continuing operations		2,011	810
Other comprehensive (loss)/income for the period, net of tax, from discontinued operations	6	(86)	47
Other comprehensive income for the period, net of tax		1,925	857
Total comprehensive income for the period from continuing operations		3,136	1,186
Total comprehensive income for the period from discontinued operations	6	45	146
Total comprehensive income for the period		3,181	1,332

Attributable to:
Equity shareholders of the parent
From continuing operations	3,133	1,186
From discontinued operations	45	146
	3,178	1,332

Non-controlling interests	3	—
1.Within the line item net gains in respect of cash flow hedges, there is an equal and opposite impact of £139 million (2021: £18 million) relating to spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. This is consistent with the Annual Report and Accounts for the year ended 31 March 2022.

National Grid	2022/23 Half Year Results Statement

Consolidated statement of changes in equity
for the six months ended 30 September

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share-holders’ equity	Non-controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2022		485	1,300	26,611	(4,563)	23,833	23	23,856
Profit for the period		—	—	1,256	—	1,256	—	1,256
Other comprehensive (loss)/income for the period		—	—	(564)	2,486	1,922	3	1,925
Total comprehensive income for the period		—	—	692	2,486	3,178	3	3,181
Equity dividends	9	—	—	(1,119)	—	(1,119)	—	(1,119)
Scrip dividend-related share issue		1	(1)	—	—	—	—	—
Issue of treasury shares		—	—	14	—	14	—	14
Transactions in own shares		—	5	(3)	—	2	—	2
Share-based payments		—	—	20	—	20	—	20
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	3	3	—	3
At 30 September 2022		486	1,304	26,215	(2,074)	25,931	26	25,957
At 1 April 2021		474	1,296	23,163	(5,094)	19,839	21	19,860
Profit for the period		—	—	474	—	474	1	475
Other comprehensive income/(loss) for the period		—	—	557	301	858	(1)	857
Total comprehensive income for the period		—	—	1,031	301	1,332	—	1,332
Equity dividends	9	—	—	(583)	—	(583)	—	(583)
Scrip dividend-related share issue		8	(8)	—	—	—	—	—
Issue of treasury shares		—	—	15	—	15	—	15
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payments		—	—	13	—	13	—	13
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	6	6	—	6
At 30 September 2021		482	1,288	23,637	(4,787)	20,620	21	20,641

National Grid	2022/23 Half Year Results Statement

Consolidated statement of financial position

		30 September 2022	31 March 2022
	Notes	£m	£m
Non-current assets
Goodwill		10,382	9,532
Other intangible assets	2(c)	3,536	3,272
Property, plant and equipment	2(c)	65,445	57,532
Other non-current assets		539	303
Pension assets	12	3,443	3,885
Financial and other investments		911	830
Investments in joint ventures and associates		1,277	1,238
Derivative financial assets	10	644	305
Total non-current assets		86,177	76,897
Current assets
Inventories and current intangible assets		971	511
Trade and other receivables		3,685	3,715
Current tax assets		129	106
Financial and other investments	11	2,686	3,145
Derivative financial assets	10	408	282
Cash and cash equivalents	11	259	204
Assets held for sale	6	6,258	10,000
Total current assets		14,396	17,963
Total assets		100,573	94,860
Current liabilities
Borrowings	11	(9,207)	(12,121)
Derivative financial liabilities	10	(551)	(144)
Trade and other payables		(4,435)	(4,915)
Contract liabilities		(153)	(130)
Current tax liabilities		(86)	(32)
Provisions		(326)	(240)
Liabilities held for sale	6	(5,442)	(7,188)
Total current liabilities		(20,200)	(24,770)
Non-current liabilities
Borrowings	11	(39,387)	(33,344)
Derivative financial liabilities	10	(1,175)	(869)
Other non-current liabilities		(922)	(805)
Contract liabilities		(1,688)	(1,342)
Deferred tax liabilities		(7,721)	(6,765)
Pensions and other post-retirement benefit obligations	12	(808)	(810)
Provisions		(2,715)	(2,299)
Total non-current liabilities		(54,416)	(46,234)
Total liabilities		(74,616)	(71,004)
Net assets		25,957	23,856
Equity
Share capital		486	485
Share premium account		1,304	1,300
Retained earnings		26,215	26,611
Other equity reserves		(2,074)	(4,563)
Total shareholders’ equity		25,931	23,833
Non-controlling interests		26	23
Total equity		25,957	23,856

National Grid	2022/23 Half Year Results Statement

Consolidated cash flow statement
for the six months ended 30 September

		2022	2021
	Notes	£m	£m
Cash flows from operating activities
Operating profit from continuing operations	2(b)	2,239	1,492
Adjustments for:
Exceptional items and remeasurements	4	(483)	(189)
Other fair value movements		31	(38)
Depreciation, amortisation and impairment	2(c)	932	840
Share-based payments		20	11
Changes in working capital		(306)	117
Changes in provisions		82	1
Changes in pensions and other post-retirement benefit obligations		(54)	(81)
Cash flows relating to exceptional items		(101)	(116)
Cash generated from operations – continuing operations		2,360	2,037
Tax paid		(88)	(90)
Net cash flow from operating activities – continuing operations		2,272	1,947
Net cash flow from operating activities – discontinued operations		256	470
Cash flows from investing activities
Acquisition of financial investments		(62)	(68)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		(8)	(10)
Acquisition of National Grid Electricity Distribution[1]		—	(7,844)
Investments in joint ventures and associates		(376)	(114)
Disposal of financial and other investments		70	34
Disposal of interest in The Narragansett Electric Company[2]	4,6	2,968	—
Purchases of intangible assets		(224)	(196)
Purchases of property, plant and equipment		(3,258)	(2,310)
Disposals of property, plant and equipment		63	3
Dividends received from joint ventures and associates		107	64
Interest received		20	7
Net movements in short-term financial investments		599	58
Cash outflows on derivatives		(377)	—
Cash flows relating to exceptional items	4	33	—
Net cash flow used in investing activities – continuing operations		(445)	(10,376)
Net cash flow used in investing activities – discontinued operations		(181)	(129)
Cash flows from financing activities
Proceeds from issue of treasury shares		14	15
Transactions in own shares		2	(2)
Proceeds received from loans		9,047	10,452
Repayments of loans		(9,049)	(426)
Payments of lease liabilities		(78)	(53)
Net movements in short-term borrowings		380	(507)
Cash inflows on derivatives		201	4
Cash outflows on derivatives		(230)	(7)
Interest paid		(669)	(450)
Dividends paid to shareholders	9	(1,119)	(583)
Net cash flow (used in)/from financing activities – continuing operations		(1,501)	8,443
Net cash flow used in financing activities – discontinued operations		(334)	(38)
Net increase in cash and cash equivalents		67	317
Reclassification to held for sale		(5)	(9)
Exchange movements		15	1
Net cash and cash equivalents at start of period		182	157
Net cash and cash equivalents at end of period		259	466
1.The balance for the period ended 30 September 2021 consists of cash consideration paid and cash acquired from National Grid Electricity Distribution (NGED, formerly known as Western Power Distribution).
2.The balance for the period ended 30 September 2022 consists of cash proceeds received, net of cash disposed.

National Grid	2022/23 Half Year Results Statement
Notes to the financial statements
1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2022 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the United Kingdom (UK); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2022 and 2021, together with the audited consolidated statement of financial position as at 31 March 2022. The half year financial information has been prepared applying consistent accounting policies to those applied by the Group for the year ended 31 March 2022 and are expected to be applicable for the year ending 31 March 2023. The notes to the unaudited financial information are prepared on a continuing basis unless otherwise stated.

The key sources of estimation uncertainty and areas of judgement for the period ended 30 September 2022 are the same as those disclosed in the Annual Report and Accounts for year ended 31 March 2022. In addition, the Group has identified the following additional areas of judgement:
•in determining the discount rate applied to our environmental provisions, we have assessed whether the recent trends in risk free rates are sustained and should therefore be reflected in our environmental provisions balance. As at 30 September 2022, we have concluded that we will not adjust our real discount rate from 0.5%, however we will continue to monitor the trends in risk free rates ahead of the year end. A 1% change in the discount rate would result in a decrease in our environmental provisions balance of £190 million; and
•whilst the valuation of the NGED group of cash-generating units remain sensitive to the forecast cash flow duration, discount rate and terminal value assumptions used in the value-in-use calculations, as disclosed in the Annual Report and Accounts for year ended 31 March 2022, we have concluded that no indicators of impairment exist as at 30 September 2022.
The Group has also identified the following as an additional key source of estimation uncertainty:
•the valuation of GasT TopCo Limited in determining the fair value of the written option over the 40% equity interest in GasT TopCo Limited that the Group will hold post completion of the UK Gas Transmission business sale (see notes 6 and 10).

The financial information for the six months ended 30 September 2022 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2022, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the UK, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006.

Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and improves the comparability of reported financial performance from year to year. Items which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts for the year ended 31 March 2022.

Our results for the period ended 30 September 2022 include a full six months ownership of NGED, which was acquired on 14 June 2021.

Disposal of the UK Gas Transmission business
Consistent with the treatment at 31 March 2022, the Group continues to classify the assets and liabilities of the UK Gas Transmission business as held for sale. The results of the business continue to be shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. Further details are included in note 6.

National Grid	2022/23 Half Year Results Statement
1. Basis of preparation and new accounting standards, interpretations and amendments (continued)

Disposal of The Narragansett Electric Company
As described further in note 6, on 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO) to PPL Rhode Island Holdings, LLC. On 25 May 2022 the Group completed the disposal for cash consideration of £3.1 billion, recognising a post-tax gain on disposal of £280 million. The transaction did not meet the criteria for classification as a discontinued operation and therefore its results for the period have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.

Disposal of Millennium Pipeline Company LLC
On 28 September 2022 the Group signed an agreement to sell its 26.25% minority ownership interest in Millennium Pipeline Company LLC to DT Midstream, an existing investor. The Group completed the disposal on 7 October 2022 for cash consideration of $552 million (see note 17). The investment has been presented as held for sale in the consolidated statement of financial position. Further details are included in note 6.

Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis of accounting in preparing the half year financial information, the Directors have considered the Group’s principal risks (discussed on page 54) alongside potential downside business cash flow scenarios impacting the Group’s operations. The Directors specifically considered both a base case and a reasonable worst-case scenario for business cash flows. The assessment is prepared on the conservative assumption that the Group has no access to the debt capital markets.

The main additional cash flow impacts identified in the reasonable worst-case scenario are:
•additional potential working capital requirements in response to energy price increases driven by wider energy market stability challenges and the conflict between Russia and Ukraine;
•the likely timing and ultimate completion of the disposal of a majority stake of the UK Gas Transmission business (see note 6);
•adverse impacts of inflation on our capex programme;
•adverse impact from timing across the Group, i.e. a net under-recovery of allowed revenues or reductions in over-collections;
•a significant reduction in cash collections driven by lower customer demand and increased bad debt in our US businesses and potential supplier defaults in our UK business;
•higher operating costs than expected; or non-delivery of planned efficiencies across the Group; and
•the potential impact of further significant storm costs in the US.

As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
•the payment of dividends to shareholders;
•significant changes in the phasing of the Group’s capital programme with elements of non-essential works and programmes delayed; and
•a number of further reductions in operating expenditure across the Group primarily related to workforce cost reductions in both the UK and the US.

As at 30 September 2022, the Group had undrawn committed facilities available for general corporate purposes amounting to £6.5 billion. Based on these available liquidity resources and having considered the reasonable worst-case scenario, and the further levers at the Board’s discretion, the Group has not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on its ability to continue as a going concern for the foreseeable future, a period not less than 12 months from the date of this report.

In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted the c.£4.2 billion of new long-term senior debt issued in the period from 1 April to 30 September 2022 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed.

National Grid	2022/23 Half Year Results Statement
1. Basis of preparation and new accounting standards, interpretations and amendments (continued)

Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least twelve months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information.

New IFRS accounting standards, interpretations and amendments adopted in the period
There are no new standards, interpretations or amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2022 and have had a material impact on the Group’s results.

New IFRS accounting standards, interpretations and amendments not yet adopted
There are no new accounting standards and amendments to existing standards that have been issued, but are not yet effective or have not yet been endorsed by the UK that were not disclosed in our Annual Report and Accounts. The Group has not early adopted any standard, amendment or interpretation that has been issued but is not yet effective.

National Grid	2022/23 Half Year Results Statement
2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board use internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of major storms and timing adjustments relating to revenue and certain pass-through costs. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements, as this is the measure that is most consistent with the IFRS results reported within these financial statements.
The results of our five principal businesses are reported to the Board and are accordingly treated as reportable operating segments. All other operating segments are either reported to the Board on an aggregated basis or do not meet the quantitative threshold in order to be considered a separate operating segment. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales.
UK Electricity Distribution	The electricity distribution networks of UK ED in South Wales and the East Midlands, West Midlands and South West of England.
UK Electricity System Operator	The Great Britain system operator.
New England	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England.
New York	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York.

The UK Gas Transmission business which owns the high-pressure gas transmission networks in Great Britain, is the gas system operator in Great Britain and includes the regulated gas metering operations (which was previously reported within NGV and Other) is now a discontinued operation and classified as held for sale. Therefore, while it is still a reportable operating segment, it is no longer presented within continuing operations.

The New England and New York segments typically experience seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2022 when compared to 31 March 2022. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is primarily based on availability of network capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in New York and New England.

The National Grid Ventures (NGV) operating segment is outside our regulated core business and operates in competitive markets across the UK and the US. The business comprises all commercial operations in LNG at the Isle of Grain in the UK, our electricity generation business in the US, our electricity interconnectors and our investment in National Grid Renewables Development LLC, which has a focus on investment and future activities in emerging renewables growth areas. Excluding the impacts of seasonal fluctuations noted above, NGV does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented.

Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

National Grid	2022/23 Half Year Results Statement
2. Segmental analysis (continued)

(a)Revenue

Six months ended 30 September	2022			2021
	Total sales	Sales between segments[1]	Sales to third parties	Total sales	Sales between segments[1]	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	969	(14)	955	1,037	—	1,037
UK Electricity Distribution	1,005	(8)	997	509	—	509
UK Electricity System Operator	2,060	(15)	2,045	1,146	(4)	1,142
New England	1,760	—	1,760	1,686	—	1,686
New York	2,758	—	2,758	1,971	—	1,971
NGV and Other	938	(9)	929	596	—	596
Total revenue from continuing operations	9,490	(46)	9,444	6,945	(4)	6,941

Geographical areas:
UK			4,589			3,000
US			4,855			3,941
Total revenue from continuing operations			9,444			6,941
1.Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(b)Operating profit

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	499	550	(6)	(9)	493	541
UK Electricity Distribution	531	281	(9)	—	522	281
UK Electricity System Operator	147	63	(1)	(13)	146	50
New England	193	126	527	126	720	252
New York	(18)	122	(8)	199	(26)	321
NGV and Other	404	161	(20)	(114)	384	47
Total operating profit from continuing operations	1,756	1,303	483	189	2,239	1,492

Geographical areas:
UK	1,550	1,025	(32)	(136)	1,518	889
US	206	278	515	325	721	603
Total operating profit from continuing operations	1,756	1,303	483	189	2,239	1,492

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	1,756	1,303	483	189	2,239	1,492
Share of post-tax results of joint ventures and associates	70	58	(19)	(17)	51	41
Finance income	69	47	(32)	2	37	49
Finance costs	(801)	(522)	46	23	(755)	(499)
Total profit before tax from continuing operations	1,094	886	478	197	1,572	1,083

National Grid	2022/23 Half Year Results Statement
2. Segmental analysis (continued)

(c)Capital expenditure
Capital expenditure represents additions to property, plant and equipment and other intangible assets but excludes additional investments in and loans to joint ventures and associates.

	Net book value of property, plant and equipment and other intangible assets		Capital expenditure		Depreciation, amortisation and impairment
	30 September 2022	31 March 2022	30 September 2022	30 September 2021	30 September 2022	30 September 2021
	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	15,071	14,678	629	587	(235)	(243)
UK Electricity Distribution	12,974	12,522	584	315	(104)	(71)
UK Electricity System Operator	405	404	42	65	(40)	(29)
New England	14,151	11,485	862	700	(184)	(166)
New York	23,025	18,676	1,242	851	(292)	(242)
NGV and Other	3,355	3,039	358	196	(77)	(89)
Total	68,981	60,804	3,717	2,714	(932)	(840)

Geographical areas:
UK	31,242	30,131	1,594	1,147	(432)	(409)
US	37,739	30,673	2,123	1,567	(500)	(431)
Total	68,981	60,804	3,717	2,714	(932)	(840)

By asset type:
Property, plant and equipment	65,445	57,532	3,490	2,487	(829)	(745)
Other intangible assets	3,536	3,272	227	227	(103)	(95)
Total	68,981	60,804	3,717	2,714	(932)	(840)

National Grid	2022/23 Half Year Results Statement
3. Revenue

Under IFRS 15 ‘Revenue from Contracts with Customers’, revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2022	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	931	—	77	53	117	306	1,484
Distribution	—	940	—	1,675	2,617	—	5,232
System Operator	—	—	1,968	—	—	—	1,968
Other[1]	16	43	—	4	6	69	138
Total IFRS 15 revenue	947	983	2,045	1,732	2,740	375	8,822
Other revenue
Generation	—	—	—	—	—	224	224
Other[2]	8	14	—	28	18	330	398
Total other revenue	8	14	—	28	18	554	622
Total revenue from continuing operations	955	997	2,045	1,760	2,758	929	9,444

Geographic split of revenue for the six months ended 30 September 2022	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	947	983	2,045	—	—	310	4,285
US	—	—	—	1,732	2,740	65	4,537
Total IFRS 15 revenue	947	983	2,045	1,732	2,740	375	8,822
Other revenue
UK	8	14	—	—	—	282	304
US	—	—	—	28	18	272	318
Total other revenue	8	14	—	28	18	554	622
Total revenue from continuing operations	955	997	2,045	1,760	2,758	929	9,444
1.The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income and income arising in connection with the Transition Services Agreement with PPL Rhode Island Holdings, LLC following the sale of NECO. In the period ended 30 September 2022 the Group also recognised other income of £47 million relating to business interruption insurance proceeds received as a result of the fire at the IFA1 converter station at Sellindge, Kent (see note 13).

National Grid	2022/23 Half Year Results Statement
3. Revenue (continued)

Revenue for the six months ended 30 September 2021	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	1,020	—	—	17	167	221	1,425
Distribution	—	447	—	1,644	1,783	—	3,874
System Operator	—	—	1,142	—	—	—	1,142
Other[1]	13	60	—	4	4	99	180
Total IFRS 15 revenue	1,033	507	1,142	1,665	1,954	320	6,621
Other revenue
Generation	—	—	—	—	—	178	178
Other[2]	4	2	—	21	17	98	142
Total other revenue	4	2	—	21	17	276	320
Total revenue from continuing operations	1,037	509	1,142	1,686	1,971	596	6,941

Geographic split of revenue for the six months ended 30 September 2021	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	1,033	507	1,142	—	—	229	2,911
US	—	—	—	1,665	1,954	91	3,710
Total IFRS 15 revenue	1,033	507	1,142	1,665	1,954	320	6,621
Other revenue
UK	4	2	—	—	—	83	89
US	—	—	—	21	17	193	231
Total other revenue	4	2	—	21	17	276	320
Total revenue from continuing operations	1,037	509	1,142	1,686	1,971	596	6,941
1.Within UK Electricity Distribution, the other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
2.Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income reported in NGV and Other.

National Grid	2022/23 Half Year Results Statement
4. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgement of the Directors, should be disclosed separately on the basis that they are important in providing an understanding of our financial performance and may significantly distort the comparability of financial performance between periods.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contracts and derivative financial instruments to the extent that hedge accounting is either not achieved or is not effective. We have also classified the unrealised gains or losses reported in profit and loss on certain additional assets treated as FVTPL within remeasurements. These relate to financial assets (which fail the ‘solely payments of principal and interest test’ under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange losses and gains on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2022	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
Net gain on disposal of NECO	511	—	511
Cost efficiency programme	(61)	—	(61)
Transaction, separation and integration costs	(65)	—	(65)
IFA1 property damage insurance proceeds	33	—	33
Net gains on commodity contract derivatives	—	65	65
	418	65	483
Included within net finance costs (note 5)
Net gains on derivative financial instruments	—	46	46
Net losses on financial assets at fair value through profit and loss	—	(32)	(32)
	—	14	14
Included within share of post-tax results of joint ventures and associates
Net losses on financial instruments	—	(19)	(19)
	—	(19)	(19)

Total included within profit before tax from continuing operations	418	60	478
Tax on exceptional items and remeasurements	(221)	(49)	(270)
Total exceptional items and remeasurements after tax from continuing operations	197	11	208

National Grid	2022/23 Half Year Results Statement
4. Exceptional items and remeasurements (continued)

Six months ended 30 September 2021	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
New operating model implementation costs	(24)	—	(24)
Transaction costs	(137)	—	(137)
Net gains on commodity contract derivatives	—	350	350
	(161)	350	189
Included within net finance costs (note 5)
Net gains on derivative financial instruments	—	23	23
Net gains on financial assets at fair value through profit and loss	—	2	2
	—	25	25
Included within share of post-tax results of joint ventures and associates
Net losses on financial instruments	—	(17)	(17)
	—	(17)	(17)

Total included within profit before tax from continuing operations	(161)	358	197
Exceptional deferred tax arising on the change in UK corporation tax rate	(484)	—	(484)
Tax on exceptional items and remeasurements	11	(86)	(75)
Total exceptional items and remeasurements after tax from continuing operations	(634)	272	(362)

Net gain on disposal of NECO: In the period ended 30 September 2022 the Group recognised a gain of £511 million on the disposal of 100% of the share capital of NECO to PPL Rhode Island Holdings, LLC for cash consideration of £3.1 billion ($3.9 billion) (see note 6). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Cost efficiency programme: During the period, the Group incurred a further £61 million of costs in relation to the major cost efficiency programme. The cost efficiency programme, announced in November 2021, is targeting at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily relate to property costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £42 million of costs incurred in the year ended 31 March 2022 and the costs expected to be incurred over the remainder of the programme, the costs qualify for exceptional treatment in line with our exceptional items policy. Estimated costs expected to be incurred in future years remain consistent with those disclosed in the Annual Report and Accounts for year the ended 31 March 2022. The total cash outflow for the period in relation to these costs was £38 million.

Transaction, separation and integration costs: During the period, £65 million of transaction, separation and integration costs were incurred in relation to the disposal of NECO, the planned disposal of our UK Gas Transmission business (see note 6) and the integration of NGED. The costs incurred primarily relate to legal fees, bankers’ fees, professional fees, and employee costs. The costs have been classified as exceptional, consistent with similar costs for the year ended 31 March 2022 and past precedent. The total cash outflow for the period in relation to these costs was £59 million.

IFA1 interconnector insurance recovery: In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on-site. In the period, the Group recognised £33 million of insurance proceeds received in connection with property damage at the site (see note 13). The insurance receipts have been recorded as an exceptional item in line with our exceptional items policy. The total cash inflow for the period in relation to the property damage insurance proceeds was £33 million.

National Grid	2022/23 Half Year Results Statement
4. Exceptional items and remeasurements (continued)

New operating model implementation costs: During the prior period, the Group incurred £24 million of costs in relation to the design and implementation of the new operating model built on a foundation of six business units. The costs recognised primarily related to professional fees incurred in designing the new operating model and redundancy provisions. The costs incurred, when considered with the aggregated costs incurred over the duration of the programme, were concluded to be classified as exceptional in line with our exceptional items policy. The total cash outflow for the prior period in relation to these costs was £12 million. Following the implementation of the new operating model, the Group announced a major cost efficiency programme in November 2021. Costs associated with this are reported as exceptional in the current year.

Change in UK corporation tax rate: During the prior period, the Government announced as part of the Spring Budget 2021 that from 1 April 2023, the UK corporation tax rate would increase to 25%, and this was substantively enacted on 24 May 2021. UK deferred tax balances were remeasured at the enacted rate in the period ended 30 September 2021, with the £484 million impact of the change recognised as an exceptional item, in line with previous periods.

5. Finance income and costs

		2022	2021
Six months ended 30 September	Notes	£m	£m
Finance income before exceptional items and remeasurements
Interest income from financing activities		14	2
Net interest on pensions and other post-retirement benefit obligations		41	2
Other interest income		14	43
		69	47
Finance costs before exceptional items and remeasurements
Interest expense on financial instruments[1]		(878)	(556)
Unwinding of discount on provisions		(42)	(36)
Other interest		8	—
Less: interest capitalised		111	70
		(801)	(522)

Net finance costs before exceptional items and remeasurements		(732)	(475)
Total exceptional items and remeasurements²	4	14	25
Net finance costs including exceptional items and remeasurements from continuing operations		(718)	(450)
1.Finance costs include principal accretion on inflation-linked debt of £240 million (2021: £80 million) and principal accretion on inflation-linked swaps of £5 million (2021: £nil).
2.Includes a net foreign exchange gain on borrowing activities, offset by foreign exchange losses and gains on financing derivatives measured at fair value.

National Grid	2022/23 Half Year Results Statement
6. Assets held for sale and discontinued operations

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if their carrying value exceeds their fair value less expected costs to sell.

The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement.

(a) Gain on disposal of The Narragansett Electric Company
On 17 March 2021, the Group signed an agreement to sell 100% of the share capital of NECO to PPL Rhode Island Holdings, LLC. The Group subsequently completed the sale on 25 May 2022 for cash consideration of £3.1 billion ($3.9 billion). NECO was part of our New England operating segment and is a retail distribution company providing electricity and gas to customers in Rhode Island. The associated assets and liabilities were presented as held for sale in the consolidated financial statements with effect from the year ended 31 March 2021.

As NECO did not represent a separate major line of business or geographical area of operation, it did not meet the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement. Financial information relating to the gain arising on the disposal of NECO is set out below:

£m
Goodwill	616
Intangible assets	4
Property, plant and equipment	3,363
Trade and other receivables	215
Cash and cash equivalents	113
Other assets	165
Total assets on disposal	4,476
Borrowings	(1,230)
Pension liabilities	(19)
Other liabilities	(552)
Total liabilities on disposal	(1,801)
Net assets on disposal	2,675

Satisfied by:
Cash proceeds	3,081
Total consideration	3,081
Less:
Financing costs[1]	(40)
Gain on sale before tax and reclassification of foreign currency translation reserve	366
Reclassification of foreign currency translation reserve²	145
Tax³	(231)
Post-tax gain on disposal	280
1.Relates to the transfer of hedge losses previously deferred within equity in respect of foreign exchange forward contracts which the Group entered into in order to manage its exposure to the foreign currency cash proceeds due from PPL Rhode Island Holdings, LLC.
2.The reclassification of the foreign currency translation reserve attributable to NECO comprises a gain of £496 million relating to the retranslation of NECO’s operations offset by a loss of £351 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group’s net investment in NECO.
3.The tax charge arising on the gain on sale is primarily a result of the tax base of the assets being significantly lower than the accounting base which includes non-deductible goodwill.

No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale. NECO generated a profit after tax of £83 million for the period until 25 May 2022 (2021: £84 million) which was recognised within continuing operations.

National Grid	2022/23 Half Year Results Statement
6. Assets held for sale and discontinued operations (continued)

(b) Assets held for sale
The Group is currently in the process of disposing of the following two businesses that have met the criteria for classification as held for sale as at the period ended 30 September 2022:

	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m
Millennium Pipeline Company LLC	182	—	182
UK Gas Transmission	6,076	(5,442)	634
Net assets held for sale	6,258	(5,442)	816

Millennium Pipeline Company LLC
On 28 September 2022, the Group signed an agreement to sell its 26.25% minority ownership interest in Millennium Pipeline Company LLC to DT Midstream, an existing investor, in exchange for $552 million cash consideration (subject to customary closing adjustments).

As the sale was considered highly probable and was expected to complete with a year, the Group’s investment in Millennium Pipeline Company LLC was consequently presented as held for sale for the period ended 30 September 2022. No impairment loss was recognised on remeasurement of the investment prior to classification as held for sale. The sale subsequently completed on 7 October 2022.

UK Gas Transmission
On 27 March 2022, the Group entered into an Acquisition Agreement to sell 100% of the UK Gas Transmission business to GasT MidCo Limited, a newly incorporated UK limited company owned indirectly by a another newly incorporated UK limited company, GasT TopCo Limited, in exchange for £4.2 billion cash consideration (subject to customary completion adjustments) and a 40% equity interest in GasT TopCo Limited. The other 60% equity interest in GasT TopCo Limited will be owned by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management Corporation (BCI) (together, the ‘Consortium’). £2.0 billion of the cash consideration comes from additional debt financing to be raised by GasT MidCo Limited at completion. The sale is expected to complete in the third quarter of the financial year ending 31 March 2023 subject to the receipt of all regulatory approvals.

The Group classified the associated assets and liabilities of the business as held for sale from 31 August 2021, when the sale was considered to be highly probable following management approval of the sale timetable and communication thereof to potential buyers. Accordingly, the UK Gas Transmission business was also reported as held for sale in the consolidated statement of financial position as at 31 March 2022. As the UK Gas Transmission business represents a major separate line of business, the business was also classified as a discontinued operation. The results of the business are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

On 27 March 2022, the Group also entered into a Further Acquisition Agreement (FAA) with the Consortium. The FAA gives the Consortium the option to purchase the Group’s 40% equity interest in GasT TopCo Limited for £1.4 billion plus an annualised escalation factor. The FAA is only binding following the settlement of the Acquisition Agreement. Based on the current expected completion timeline for the Acquisition Agreement, the option would be exercisable between 1 April and 30 June 2023. The window can further be deferred at the Group’s discretion by three months. The FAA is a derivative, which is accounted for at fair value. The fair value of the option at 30 September 2022 is a liability of £150 million (31 March 2022: £nil) (see note 10).

National Grid	2022/23 Half Year Results Statement
6. Assets held for sale and discontinued operations (continued)

UK Gas Transmission (continued)
As at 30 September 2022, the following assets and liabilities of the UK Gas Transmission business were classified as held for sale:

	30 September 2022	31 March 2022
	£m	£m
Intangible assets	145	159
Property, plant and equipment	4,771	4,719
Trade and other receivables	318	215
Pension assets	549	664
Cash and cash equivalents	4	9
Financing derivatives	119	93
Other assets	170	12
Total assets held for sale	6,076	5,871
Borrowings	(3,976)	(4,165)
Deferred tax liabilities	(893)	(803)
Other liabilities	(573)	(562)
Total liabilities held for sale	(5,442)	(5,530)
Net assets held for sale	634	341

No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale.

The summary income statements for the periods ended 30 September 2022 and 2021 are as follows:

	Before exceptional items and remeasurements		Exceptional items and remeasurements		Total
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Discontinued operations
Revenue	805	710	—	—	805	710
Other operating costs	(465)	(320)	6	(3)	(459)	(323)
Operating profit	340	390	6	(3)	346	387
Finance income	9	2	—	—	9	2
Finance costs	(173)	(72)	6	(7)	(167)	(79)
Profit/(loss) before tax	176	320	12	(10)	188	310
Tax	(55)	(60)	(2)	(151)	(57)	(211)
Profit/(loss) after tax from discontinued operations	121	260	10	(161)	131	99

The summary statements of comprehensive income are as follows:

	2022	2021
	£m	£m
Profit after tax from discontinued operations	131	99
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	(126)	91
Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk	—	(1)
Tax on items that will never be reclassified to profit or loss	31	(39)
Total (losses)/gains from discontinued operations that will never be reclassified to profit or loss	(95)	51
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net gains/(losses) in respect of cash flow hedges	8	(3)
Net gains/(losses) in respect of cost of hedging	4	(2)
Tax on items that may be reclassified subsequently to profit or loss	(3)	1
Total gains/(loss) from discontinued operations that may be reclassified subsequently to profit or loss	9	(4)
Other comprehensive (loss)/income for the period, net of tax, from discontinued operations	(86)	47
Total comprehensive income for the period from discontinued operations	45	146

National Grid	2022/23 Half Year Results Statement
7. Tax from continuing operations

The tax charge from continuing operations for the six month period ended 30 September 2022 is £447 million (2021: £707 million), and before tax on exceptional items and remeasurements, is £177 million (2021: £148 million). It is based on management’s estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 16.2% (2021: 16.7%), which includes the impact of our share of post-tax results of joint ventures and associates. The half year effective tax rate before exceptional items and remeasurements, including our share of post-tax results of joint ventures and associates, primarily reflects seasonality of earnings in the US Group.

For the full year, we expect the Group’s effective tax rate excluding tax on exceptional items and remeasurements to be around 21% which includes the impact of our share of post-tax results of joint ventures and associates. The effective tax rate for the year ended 31 March 2022 before exceptional items and remeasurements was 23.2% including the impact of our share of post-tax results of joint ventures and associates.

8. Earnings per share

Earnings per share (EPS), excluding exceptional items and remeasurements are provided to reflect the adjusted profit subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.
(a)Basic earnings per share

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2022	2022	2021	2021
	£m	pence	£m	pence
Profit after tax before exceptional items and remeasurements – continuing	917	25.1	737	20.7
Exceptional items and remeasurements after tax – continuing	208	5.7	(362)	(10.2)
Profit after tax from continuing operations attributable to the parent	1,125	30.8	375	10.5
Profit after tax before exceptional items and remeasurements – discontinued	121	3.3	260	7.3
Exceptional items and remeasurements after tax – discontinued	10	0.3	(161)	(4.5)
Profit after tax from discontinued operations attributable to the parent	131	3.6	99	2.8
Total profit after tax before exceptional items and remeasurements	1,038	28.4	997	28.0
Total exceptional items and remeasurements after tax	218	6.0	(523)	(14.7)
Total profit after tax attributable to the parent	1,256	34.4	474	13.3

		2022		2021
		millions		millions
Weighted average number of shares – basic		3,651		3,569

(b)Diluted earnings per share

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2022	2022	2021	2021
	£m	pence	£m	pence
Profit after tax before exceptional items and remeasurements – continuing	917	25.0	737	20.6
Exceptional items and remeasurements after tax – continuing	208	5.7	(362)	(10.1)
Profit after tax from continuing operations attributable to the parent	1,125	30.7	375	10.5
Profit after tax before exceptional items and remeasurements – discontinued	121	3.3	260	7.3
Exceptional items and remeasurements after tax – discontinued	10	0.2	(161)	(4.6)
Profit after tax from discontinued operations attributable to the parent	131	3.5	99	2.7
Total profit after tax before exceptional items and remeasurements	1,038	28.3	997	27.9
Total exceptional items and remeasurements after tax	218	5.9	(523)	(14.7)
Total profit after tax attributable to the parent	1,256	34.2	474	13.2

		2022		2021
		millions		millions
Weighted average number of shares – diluted		3,668		3,584

National Grid	2022/23 Half Year Results Statement
9. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends
Final dividend in respect of the year ended 31 March 2022	33.76	1,119	114
Interim dividend in respect of the year ended 31 March 2022	17.21	339	282
Final dividend in respect of the year ended 31 March 2021	32.16	583	562
The Directors are proposing an interim dividend of 17.84 pence per share to be paid in respect of the year ending 31 March 2023. This would absorb approximately £653 million of shareholders’ equity.
A final dividend for the year ended 31 March 2022 of 17.21 pence per share was paid in August 2022. The cash dividend paid was £339 million with an additional £282 million settled via a scrip issue.

10. Fair value measurement

Assets and liabilities measured at fair value
Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 221 of the Annual Report and Accounts for the year ended 31 March 2022.

	30 September 2022				31 March 2022
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at fair value through profit and loss	1,578	—	476	2,054	2,292	—	417	2,709
Investments held at fair value through other comprehensive income[1]	—	435	—	435	—	413	—	413
Financing derivatives	—	647	17	664	—	298	—	298
Commodity contract derivatives	—	338	50	388	—	238	51	289
	1,578	1,420	543	3,541	2,292	949	468	3,709
Liabilities
Financing derivatives	—	(1,408)	(111)	(1,519)	—	(804)	(187)	(991)
Commodity contract derivatives	—	(35)	(22)	(57)	—	(15)	(7)	(22)
FAA derivative[2]	—	—	(150)	(150)	—	—	—	—
Contingent consideration[3]	—	—	(37)	(37)	—	—	(41)	(41)
	—	(1,443)	(320)	(1,763)	—	(819)	(235)	(1,054)
Total	1,578	(23)	223	1,778	2,292	130	233	2,655
1.Investments held includes instruments which meet the criteria of IFRS 9 or IAS 19.
2.For the period ended 30 September 2022 a further derivative category has been added for the FAA derivative. This relates to a written option which allows the Consortium to purchase the 40% interest in GasT TopCo Limited that the Group will hold post completion of the sale of the UK Gas Transmission business (see note 6).
3.Contingent consideration relates to the acquisition of National Grid Renewables Development LLC.

The estimated fair value of total borrowings, excluding lease liabilities, using market values at 30 September 2022 is £42,008 million (31 March 2022: £45,066 million).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.

Our level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

National Grid	2022/23 Half Year Results Statement
10. Fair value measurement (continued)

Our level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where forward monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small, early stage unquoted investments where prices or valuation inputs are unobservable. These investments are either recently acquired or there have been recent funding rounds with third parties and therefore the valuation is based on the latest transaction price and any subsequent investment-specific adjustments.

Our level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

Our level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

The FAA is a level 3 derivative, which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. Significant unobservable inputs include the valuation and volatility for GasT TopCo Limited’s unlisted equity post completion of the Acquisition Agreement. These inputs are used as part of a Black Scholes option pricing model to produce the reported valuation. The fair value of the option is £150 million (31 March 2022: £nil). The FAA derivative will be extinguished when the option is either exercised or lapses. The option cannot be cash settled.

Our level 3 commodity contract derivatives primarily consist of our over-the-counter gas and power options and forward purchases of gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives/ FAA derivative		Commodity contract derivatives		Other
Six months ended 30 September	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices	—	—	35	16	—	—
10% decrease in commodity prices	—	—	(36)	(16)	—	—
+10% market area price change	—	—	7	2	—	—
-10% market area price change	—	—	(7)	(3)	—	—
+20 basis point increase in Limited Price Index (LPI) market curve	(51)	(56)	—	—	—	—
-20 basis point decrease in LPI market curve	51	54	—	—	—	—
+20 basis point increase in Retail Price Index	17	—	—	—	—	—
-20 basis point decrease in Retail Price Index	(16)	—	—	—	—	—
+50 basis points change in discount rate	—	—	—	—	(9)	(4)
-50 basis points change in discount rate	—	—	—	—	10	6
10% increase in the equity value of GasT TopCo Limited	102	—	—	—	—	—
10% decrease in the equity value of GasT TopCo Limited	(79)	—	—	—	—	—
20% increase in volatility of the FAA derivative	84	—	—	—	—	—
20% decrease in volatility of the FAA derivative	(76)	—	—	—	—	—

National Grid	2022/23 Half Year Results Statement
10. Fair value measurement (continued)
The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other level 3 assets and liabilities would not result in a material change in fair values.
The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives/FAA derivative		Commodity contract derivatives		Other[1]		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(187)	(183)	44	(12)	376	183	233	(12)
Net gains/(losses) through the consolidated income statement for the period[2,3]	76	(16)	44	68	30	50	150	102
Purchases	(133)	—	(56)	11	37	37	(152)	48
Settlements	—	—	(4)	24	(4)	(4)	(8)	20
Reclassification to held for sale[4]	—	66	—	—	—	—	—	66
At 30 September[5]	(244)	(133)	28	91	439	266	223	224
1.Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss and the contingent consideration arising from the acquisition of National Grid Renewables Development LLC. Net gains and loss are recognised within finance income and costs in the income statement.
2.Gains of £93 million (2021: losses of £16 million) are attributable to derivative financial instruments held at the end of the reporting period and have been recognised in finance costs in the income statement.
3.Losses of £23 million (2021: gains of £132 million) are attributable to the commodity contract derivative financial instruments held at the end of the reporting period and have been recognised in other operating costs in the consolidated income statement.
4.These liabilities are held by the UK Gas Transmission business, the total balances for which can now be found in note 6 as held for sale.
5.There were no reclassifications in or out of level 3 (2021: none).

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities.

11. Net debt

Net debt is comprised as follows:

	30 September 2022	31 March 2022
	£m	£m
Cash and cash equivalents	259	204
Current financial investments	2,686	3,145
Borrowings and bank overdrafts	(48,594)	(45,465)
Financing derivatives[1]	(855)	(693)
Net debt (net of related derivative financial instruments)	(46,504)	(42,809)
1.Includes £2 million liability (31 March 2022: £21 million liability) in relation to the hedging of capital expenditure. The cash flows related to these derivatives are included within investing activities in the consolidated cash flow statement which is in the same manner as the transactions which are the subject of the hedges. The financing derivatives balance included in net debt exclude the commodity derivatives and the FAA derivative (see note 10).

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2022			31 March 2022
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	664	(1,519)	(855)	298	(991)	(693)
Commodity contract derivatives	388	(57)	331	289	(22)	267
FAA derivative	—	(150)	(150)	—	—	—
Total derivative financial instruments	1,052	(1,726)	(674)	587	(1,013)	(426)

National Grid	2022/23 Half Year Results Statement
12. Pensions and other post-retirement benefit obligations

	30 September 2022	31 March 2022
	£m	£m
Present value of funded obligations	(18,804)	(23,541)
Fair value of plan assets	21,822	27,013
	3,018	3,472
Present value of unfunded obligations	(304)	(326)
Other post-employment liabilities	(79)	(71)
Net defined benefit asset	2,635	3,075
Presented in consolidated statement of financial position:
Assets	3,443	3,885
Liabilities	(808)	(810)
	2,635	3,075

Key actuarial assumptions	30 September 2022	31 March 2022
Discount rate – UK past service	5.35%	2.78%
Discount rate – US	5.35%	3.65%
Rate of increase in RPI – UK past service	3.50%	3.60%

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at
30 September 2022 was an asset of £2,635 million (31 March 2022: £3,075 million asset). The movement of £440 million primarily reflects asset performance being less than the discount rate, partially offset by changes in actuarial assumptions resulting in a decrease in liabilities and employer contributions paid over the accounting period.

Net actuarial losses of £631 million have been reflected within the consolidated statement of comprehensive income. There was a loss of £6,137 million (UK £3,993 million; US £2,144 million) relating to asset performance which reflects returns on assets, both in the UK and US, being less than the discount rate at the beginning of the year. Changes in actuarial assumptions led to a gain on liabilities of £5,649 million (UK £3,716 million; US £1,933 million). This primarily reflected movements in discount rates which resulted from large increases in corporate bond yields. Experience and demographic losses amounted to £143 million. In addition, employer contributions of £146 million were paid over the accounting period.

The significant fall in pension scheme asset and liability values for our schemes was largely driven by a significant rise in UK and US Government bond yields. As well as impacting IAS 19 valuations, our UK pension schemes were required to source cash at short notice to cover collateral calls on their liability driven investment (LDI) portfolios. These short-term liquidity pressures did not materially impact the security of pension benefits, however the Company took strategic action to mitigate any risks associated with further increases in UK Government bond yields by providing additional liquidity support to two of its defined benefit pension schemes (see note 17).

The pension surpluses in both the UK and the US of £2,374 million and £1,069 million respectively (31 March 2022: £2,668 million and £1,217 million) continue to be recognised as assets under IFRIC 14 as explained on page 198 of the Annual Report and Accounts for the year ended 31 March 2022.

National Grid	2022/23 Half Year Results Statement
13. Commitments and contingencies

At 30 September 2022, there were commitments for future energy purchase agreements of £15,993 million (31 March 2022: £18,514 million) and future capital expenditure contracted but not provided for in relation to the acquisition of property, plant and equipment of £2,849 million (31 March 2022: £2,808 million), which includes continuing and discontinued operations.

We also have contingencies in the form of certain guarantees and letters of credit. These are described in further detail in note 30 to the Annual Report and Accounts for the year ended 31 March 2022.

Litigation and claims
Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

Contingent assets
During the year, the Group continued to repair and rebuild the damage at the IFA1 converter station in Sellindge, Kent that was damaged by fire in September 2021. Concurrent with this, the Group has been in discussions with its insurers over the timing and amount of its insurance claims for property damage and business interruption. During the first half of this year, this resulted in an £80 million interim payment received from the insurers (see notes 3 and 4). As no final claim will be submitted until full restoration and return to service of the asset is achieved, it is not possible to reliably estimate the financial effects of any probable future insurance receipts.

14. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2022	2021	Year ended 31 March 2022
Closing rate applied at period end	1.12	1.35	1.31
Average rate applied for the period	1.21	1.39	1.35

15. Related party transactions

Related party transactions in the six months ended 30 September 2022 were substantially the same in nature to those disclosed in note 31 of the Annual Report and Accounts for the year ended 31 March 2022. There were no other related party transactions in the period that have materially affected the financial position or performance of the Group.

Refer to note 17 for details of the additional short-term liquidity support provided by the Group to certain of its defined benefit pension schemes in the UK subsequent to the half year.

National Grid	2022/23 Half Year Results Statement
16. Additional disclosures in respect of guaranteed securities

Niagara Mohawk Power Corporation, a wholly owned subsidiary of the Group, has issued preferred shares that are listed on a US national securities exchange and are guaranteed by National Grid plc. This guarantor commits to honour any liabilities should the company issuing the debt have any financial difficulties. In order to provide debt holders with information on the financial stability of the company providing the guarantee, we are required to disclose individual financial information for this company. We have chosen to include this information in the half year financial information.

The following summarised financial information is given in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk Power Corporation’s 3.6% and 3.9% issued preferred shares, which amount to $29 million. National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional. There are no restrictions on the payment of dividends by Niagara Mohawk Power Corporation or limitations on National Grid plc’s guarantee of the preferred shares, and there are no factors that may affect payments to holders of the guaranteed securities.

The following summarised financial information for National Grid plc and Niagara Mohawk Power Corporation is presented on a combined basis and is intended to provide investors with meaningful and comparable financial information, and is provided pursuant to the early adoption of Rule 13-01 of Regulation S-X in lieu of the separate financial statements of Niagara Mohawk Power Corporation.

Summarised financial information is presented, on a combined basis, as at 30 September 2022. The combined amounts are presented under IFRS measurement principles. Intercompany transactions between National Grid plc and Niagara Mohawk Power Corporation have been eliminated. Investments in other non-issuer and non-guarantor subsidiaries are included at cost, subject to impairment.

National Grid plc and Niagara Mohawk Power Corporation combined £m
Combined statement of financial position
Non-current loans to other subsidiaries	—
Non-current assets	12,355
Current loans to other subsidiaries	29,158
Current assets	3,495
Current loans from other subsidiaries	(15,736)
Current liabilities	(8,018)
Non-current loans from other subsidiaries	(2,095)
Non-current liabilities	(11,783)
Net assets¹	7,376
Equity	7,376

Combined income statement – continuing operations
Revenue	1,642
Operating costs	(1,454)
Operating profit	188
Other income from other subsidiaries	1,691
Other income and costs, including taxation	(173)
Profit after tax	1,706
1.Excluded from net assets above are investments in other consolidated subsidiaries with a carrying value of £14,440 million.

National Grid	2022/23 Half Year Results Statement
17. Post balance sheet events

On 7 October 2022 the Group completed the disposal of its minority ownership interest in the Millennium Pipeline Company LLC to DT Midstream for consideration of $552 million (see note 6). The gain on disposal arising in the year ended 31 March 2023 will be classified as exceptional.

Following recent large moves in UK government bond yields, the Company has agreed to provide additional liquidity support to two of its defined benefit pension schemes in the UK. Short-term loans totalling £325 million were issued to the schemes on 19 October 2022 on normal commercial terms and will be repayable no later than 16 January 2023. These short-term loans allow the schemes additional time to liquidate assets in an efficient manner in order to restore their significant liquidity buffers.

On 13 October 2022 the Group committed $17 million in funding to be distributed through its non-profit partners and the National Grid Foundation that are set up to help customers in need across New England and New York. In the UK the Group has also launched a £50 million support fund on 1 November 2022 to help alleviate financial distress caused by rising energy costs.

National Grid	2022/23 Half Year Results Statement
Principal risks and uncertainties

When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2022 (principal risks on pages 29-32 and inherent risks on pages 253-256) were reviewed to ensure that the disclosures remained appropriate and adequate. Below is a summary of our key risks as at 30 September 2022:

People risks
■Failure to build capability and leadership capacity required to deliver our vision and strategy.

Strategic risks
■Failure to identify and/or deliver upon actions necessary to address the transitional impacts (from a changing energy system) of climate change on our business and demonstrate our leadership of climate change in the energy sector.
■Failure to influence future energy policies and secure satisfactory regulatory agreements.
■Failure to position ourselves appropriately to societal and political expectations.

Operational risks
■Failure to adequately anticipate and manage disruptive forces on our systems because of a cyber-attack, or poor recovery of critical systems or malicious external or internal parties.
■Catastrophic asset failure leading to a significant safety and/or environmental event.
■Failure to predict and respond to a significant disruption of energy supply.

National Grid	2022/23 Half Year Results Statement
Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that to the best of their knowledge:
a)the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the United Kingdom;
b)the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
c)the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

The Directors of National Grid plc are listed in the Annual Report and Accounts for the year ended 31 March 2022, with the exception of the changes in the period which are listed on page 9.

By order of the Board

……………………..                ……………………..
John Pettigrew                    Andy Agg
9 November 2022                9 November 2022
Chief Executive                 Chief Financial Officer

National Grid	2022/23 Half Year Results Statement
Independent Review Report to National Grid plc

We have been engaged by the Company to review the condensed consolidated interim financial statements in the half year results statement for the six months ended 30 September 2022 which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 17. We have read the other information contained in the half year results statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors’ responsibilities
The half year results statement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year results statement in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted International Financial Reporting Standards. The condensed consolidated interim financial statements included in this half year results statement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34 ‘Interim Financial Reporting’.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half year results statement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half year results statement for the six months ended 30 September 2022 are not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Use of our report
This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
9 November 2022

National Grid	2022/23 Half Year Results Statement
Alternative performance measures/non-IFRS reconciliations
Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below and capital investment. For each of these we present a reconciliation to the most directly comparable IFRS measure.

Net revenue
‘Net revenue’ is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

		2022		2021
Six months ended 30 September	Gross revenue £m	Pass- through costs £m	Net revenue £m	Gross revenue £m	Pass- through costs £m	Net revenue £m
UK Electricity Transmission	969	(90)	879	1,037	(100)	937
UK Electricity Distribution	1,005	(199)	806	509	(38)	471
UK Electricity System Operator	2,060	(1,783)	277	1,146	(985)	161
New England	1,760	(820)	940	1,686	(778)	908
New York	2,758	(1,316)	1,442	1,971	(691)	1,280
NGV and Other	938	—	938	596	—	596
Sales between segments	(46)	—	(46)	(4)	—	(4)
Total from continuing operations	9,444	(4,208)	5,236	6,941	(2,592)	4,349

Adjusted profit measures:
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 13 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 39 of the Annual Report and Accounts for the year ended 31 March 2022, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred costs (after deductibles) exceed $100 million in any given year we also exclude the net amount from underlying earnings.

Constant currency: ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2022, which was $1.21 to £1.00. The weighted average rate for the six months ended 30 September 2021, was $1.39 to £1.00. Assets and liabilities as at 30 September 2022 have been retranslated at the closing rate at 30 September 2022 of $1.12 to £1.00. The closing rate for the balance sheet date 31 March 2022 was $1.31 to £1.00.

National Grid	2022/23 Half Year Results Statement
Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – At actual exchange rates – Continuing operations

Six months ended 30 September 2022	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	493	6	499	65	—	564
UK Electricity Distribution	522	9	531	48	—	579
UK Electricity System Operator	146	1	147	(95)	—	52
New England	720	(527)	193	123	—	316
New York	(26)	8	(18)	220	—	202
NGV and Other[1]	384	20	404	—	—	404
Total operating profit	2,239	(483)	1,756	361	—	2,117
Net finance costs	(718)	(14)	(732)	—	—	(732)
Share of post-tax results of JVs and associates	51	19	70	—	—	70
Profit before tax	1,572	(478)	1,094	361	—	1,455
Tax	(447)	270	(177)	(96)	—	(273)
Profit after tax	1,125	(208)	917	265	—	1,182
1. Includes Property.	227	—	227	—	—	227

Six months ended 30 September 2021	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	541	9	550	2	—	552
UK Electricity Distribution	281	—	281	(24)	—	257
UK Electricity System Operator	50	13	63	(14)	—	49
New England	252	(126)	126	121	—	247
New York	321	(199)	122	19	—	141
NGV and Other[1]	47	114	161	—	—	161
Total operating profit	1,492	(189)	1,303	104	—	1,407
Net finance costs	(450)	(25)	(475)	—	—	(475)
Share of post-tax results of JVs and associates	41	17	58	—	—	58
Profit before tax	1,083	(197)	886	104	—	990
Tax	(707)	559	(148)	(29)	—	(177)
Profit after tax	376	362	738	75	—	813
1. Includes Property.	17	—	17	—	—	17

Reconciliation of Adjusted and Underlying Profits – At constant currency

		At constant currency
Six months ended 30 September 2021	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	550	—	550	2	—	552
UK Electricity Distribution	281	—	281	(24)	—	257
UK Electricity System Operator	63	—	63	(14)	—	49
New England	126	19	145	139	—	284
New York	122	18	140	22	—	162
NGV and Other[1]	161	5	166	—	—	166
Total operating profit	1,303	42	1,345	125	—	1,470
Net finance costs	(475)	(36)	(511)	—	—	(511)
Share of post-tax results of JVs and associates	58	3	61	—	—	61
Profit before tax	886	9	895	125	—	1,020
1. Includes Property.	17	—	17	—	—	17

National Grid	2022/23 Half Year Results Statement
Alternative performance measures/non-IFRS reconciliations (continued)

Earnings per share calculations from continuing operations – At actual exchange rates
The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2022	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	1,125	—	1,125	3,651	30.8
Adjusted (also referred to as Headline)	917	—	917	3,651	25.1
Underlying	1,182	—	1,182	3,651	32.4

Six months ended 30 September 2021	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	376	(1)	375	3,569	10.5
Adjusted (also referred to as Headline)	738	(1)	737	3,569	20.7
Underlying	813	(1)	812	3,569	22.8

Timing impacts from continuing operations
Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to ‘over and under-recoveries’. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England[1] £m	New York[1] £m	Total £m
1 April 2022 opening balance[2]	(85)	26	(127)	(345)	661	130
Over/(under)-recovery	(65)	(48)	95	(123)	(220)	(361)
Disposal in the year[3]	—	—	—	(17)	—	(17)
30 September 2022 closing balance to (recover)/return	(150)	(22)	(32)	(485)	441	(248)

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England[1] £m	New York[1] £m	Total £m
1 April 2021 opening balance	—	—	(80)	(297)	519	142
Over/(under)-recovery	(2)	24	14	(139)	(22)	(125)
30 September 2021 closing balance to (recover)/return	(2)	24	(66)	(436)	497	17
1.New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate for the half year ended 30 September 2022.
2.Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US.
3.Disposal of NECO (Rhode Island) in May 2022.

National Grid	2022/23 Half Year Results Statement
Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of APMs for discontinued operations
Statutory operating profit for discontinued operations for the six months ended 30 September 2022 was £346 million (2021: £387 million). This included £6 million of exceptional items in the current period. Adjusted operating profit for the six months ended 30 September 2022 was £340 million (2021: £390 million), this includes a net timing under-recovery of £41 million (2021: £58 million over-recovery). Operating profit excluding timing and exceptional items for discontinued operations for the six months ended 30 September 2022 was £381 million (2021: £332 million).

Gross revenue for discontinued operations for the six months ended 30 September 2022 was £805 million (2021: £710 million). After deducting pass-through costs of £336 million (2021: £126 million), net revenue for discontinued operations for the six months ended 30 September 2022 was £469 million (2021: £590 million).

Dividend per share
This is a statutory measure (as per note 9) with no differences to ‘underlying’ therefore no reconciliation is required as this is not considered to be an alternative performance measure.

Capital investment
Capital investment is not a statutory measure as it is not a defined term under IFRS. ‘Capital investment’ or ‘investment’ refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. We also include the Group’s investments by National Grid Partners during the period (which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position).

Investments made to our St William Homes LLP arrangement were excluded based on the nature of this joint venture arrangement. We typically contributed property assets to the joint venture in exchange for cash and accordingly did not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency
Six months ended 30 September	2022	2021	% change	2022	2021	% change
	£m	£m		£m	£m
UK Electricity Transmission	629	587	7%	629	587	7%
UK Electricity Distribution	584	315	85%	584	315	85%
UK Electricity System Operator	42	65	(35%)	42	65	(35%)
New England	862	700	23%	862	804	7%
New York	1,242	851	46%	1,242	978	27%
NGV and Other	358	196	83%	358	198	81%
Total Group capital expenditure	3,717	2,714	37%	3,717	2,947	26%

Six months ended 30 September – at actual exchange rates	2022	2021	% change
	£m	£m
Capital expenditure	3,717	2,714	37%
Equity investment, funding contributions and loans to joint ventures and associates	129	89	45%
Increase in financial assets (National Grid Partners)	37	37	—%
Total Group capital investment	3,883	2,840	37%

Six months ended 30 September – at constant currency	2022	2021	% change
	£m	£m
Capital expenditure	3,717	2,947	26%
Equity investment, funding contributions and loans to joint ventures and associates	129	102	26%
Increase in financial assets (National Grid Partners)	37	43	(14%)
Total Group capital investment	3,883	3,092	26%